UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
☑ Check box if Amendment is material and investors must reconfirm within five business days.
This Amendment is filed to make the following material changes: (i) extension of Offering Deadline, (ii) update of debt amounts, and (iii) update of cash and cash equivalents.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

INAHSI LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Illinois

Date of Organization:

January 1, 2019

Physical Address of Issuer:

30W110 Butterfield Rd
Warrenville, IL 60555

Website of Issuer:

https://Inahsi.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$95,065	$49,163
Cash & Cash Equivalents	$23,342	$30,736
Accounts Receivable	$0	$0
Short-term Debt	$116,341	$13,505
Long-term Debt	$10,807	$0
Revenues/Sales	$541,504	$251,329
Cost of Goods Sold	$247,665	$125,758
Taxes Paid	$0	$0
Net Income	$49,935	$51,741

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 9, 2021

INAHSI LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

INAHSI LLC ("INAHSI", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000.00	$94,000.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://Inahsi.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/inahsi

The date of this Form C/A is September 9, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

INAHSI LLC is a natural hair care company, formed in Illinois as a limited liability company on January 1, 2019. The Company is located at 30W110 Butterfield Rd, Warrenville, IL 60555.

The Company has a predecessor limited liability company of the same name that was formed in the State of Illinois on February 15, 2014 (the "First Predecessor Entity"). Shortly after forming the First Predecessor Entity, Brian and Rhonda Marshall moved their family to North Carolina, and they formed a second predecessor entity of the same name in the State of North Carolina on January 1, 2015 (the "Second Predecessor Entity"). Subsequently, they merged the First Predecessor Entity into the Second Predecessor Entity on February 14, 2015. After relocating their family back to Illinois, the Marshalls formed the Company in the State of Illinois. The Company continued the business operations of the Predecessor Entity by way of a transfer of its assets and liabilities to the Company, and the Second Predecessor Entity was administratively dissolved.

The Company's website is https://Inahsi.com.

The Company conducts business in the State of Illinois and sells products through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/Inahsi and is attached as Exhibit B to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150
Maximum Individual Purchase Amount	$100,000
Offering Deadline	March 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 34.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase

Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will continue to operate profitably as we expand and implement our business plans. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Memorandum is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. Although retailers which carry our products may be considered essential businesses and therefore allowed to remain operational, they may experience significantly reduced demand. The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory to our customers. Further, such risks could also adversely affect retail customers' financial condition, resulting in reduced spending on our products, some of which are marketed as premium products. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our sourcing partners who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our sourcing partners.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock-down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plans.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plans, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract customers or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability.

We compete in an industry characterized by rapid changes in consumer preferences, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success. A failure to introduce new products or product extensions into new marketplaces successfully could prevent us from achieving long-term profitability. In addition, customer preferences are also affected by factors other than taste, such as publicity. If we do not adjust or respond to these and other changes in customer preferences, our sales may be adversely affected. In addition, a failure to obtain any required regulatory approvals for our proposed products could have a material adverse effect on our business, operating results and financial condition.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or sub-components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components

instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our proprietary rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the personal care field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, we are dependent on Rhonda Marshall, Manager and Chief Executive Officer, and Brian Marshall, Manager and Chief Operating Officer. The loss of Rhonda Marshall or Brian Marshall would most likely result in material harm to the Company's business, financial condition, cash flow and results of operations.

We may fail to attract and retain qualified personnel.

Our ability to operate and grow our business depends on our ability to attract and retain employees with the skills necessary to operate and maintain our facilities, produce our products and serve our customers. The increasing demand for qualified personnel may make it more difficult for us to attract and retain qualified employees. If we fail to attract and retain qualified personnel, or if we experience labor shortages, we may experience higher costs and other difficulties, and our business may be adversely impacted.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel (namely, Rhonda Marshall and Brian Marshall) in order to conduct our operations and execute our business plans; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

Distributions made pursuant to the terms of the Company's Operating Agreement may detract from the capital the Company could otherwise deploy to improve its business.

Management of the Company may, out of funds lawfully available therefor, declare distributions to be distributed to members of the Company. Any capital used to pay distributions detracts from the capital available for the Company to deploy in developing its business. Diverting the funds from the Company's operations may put the Company at a significant disadvantage in comparison to its competitors who do not make similar distributions or dividend payments. This disadvantage may have an adverse impact on the operations and financial conditions of the Company.

Changes in the prices of our products could materially affect our financial condition, results of operations, and liquidity.

Macroeconomic conditions and fluctuations in industry capacity can create changes in prices, sales volumes, and margins for our products. Prices for our products are driven by many factors, including demand for our products, industry capacity and decisions made by other producers with respect to capacity, and other competitive conditions in our industry. These factors are affected by general global and domestic economic conditions. We have little influence over the timing and extent of price changes of our products, which may be unpredictable and volatile. If supply exceeds demand, industry operating conditions deteriorate or other factors result in lower prices for our products, our earnings and operating cash flows would be harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other

proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We rely on trade secrets, unpatented proprietary know-how and continuing technological innovation, which we seek to protect with confidentiality agreements with employees, consultants and others with whom we discuss our business.

We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. These individuals may breach these confidentiality agreements and our remedies may not be adequate to enforce these agreements. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of these agreements, and these disputes may not be resolved in our favor. Furthermore, our competitors may independently develop trade secrets and proprietary products similar to ours.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

There is no guarantee that sufficient sale levels will be achieved.

There is no guarantee that the expenditure of money on distribution and marketing efforts will translate into sufficient sales to cover our expenses and result in profits. Consequently, there is a risk that you may lose all of your investment.

Our development, marketing, and sales activities are limited by our size.

Because of our relative size, we must limit our product development, marketing, and sales activities to the amount of capital we raise. As such, we may not be able to complete our production and business development program in a manner that is as thorough as we would like. We may not ever generate sufficient revenues to cover our operating and expansion costs.

We may rely on third parties to produce and bottle our products, which creates additional risk.

As we grow and expand, we may rely on third parties to ensure the quality, safety and integrity of our products. If the third parties that we engage to produce and bottle our products fail to meet our demands or are found by government agencies to be out of compliance with applicable regulatory requirements, our supplies of those products and our future profit margins could be adversely affected.

Product contamination or tampering or issues or concerns with respect to product quality, safety and integrity could adversely affect our business, reputation, financial condition or results of operations.

Product contamination or tampering, the failure to maintain high standards for product quality, safety and integrity, including with respect to raw materials and ingredients obtained from suppliers, or allegations (whether or not valid) of product quality issues, mislabeling, misbranding, spoilage, allergens, adulteration or contamination with respect to our products may reduce demand for our products, and cause production and delivery disruptions or increase costs, each of which could adversely affect our business, reputation, financial condition or results of operations. If any of our products are mislabeled or become unfit for consumption or cause injury, illness or death, or if appropriate resources are not devoted to product quality and safety or to comply with changing product safety requirements, we could decide to, or be required to, recall products or withdraw from the marketplace and/or we may be subject to liability or government action, which could result in payment of damages or fines, cause certain products in our portfolio to be unavailable for a period of time, result in destruction of product inventory, or result in adverse publicity (whether or not valid), which could reduce consumer demand and brand equity. Moreover, even if allegations of product contamination or tampering or suggestions that our products were not fit for use are meritless, the negative publicity surrounding assertions against us or products in our portfolio or processes could adversely affect our reputation or brand. Our business could also be adversely affected if consumers lose confidence in our product quality, safety and integrity generally, even if such loss of confidence is unrelated to products in our portfolio. Any of the foregoing could adversely affect our business, reputation, financial condition or results of operations. In addition, if we do not have adequate insurance, if we do not have enforceable indemnification from suppliers, distributors or other third parties or if indemnification is not available, the liability relating to such product claims or disruption as a result of recall efforts could materially adversely affect our business, financial condition or results of operations.

We may be subject to periodic claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property, as well as trade, regulatory, employment, and other claims related to our business. Any of these proceedings could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our customers and our brand/image.

Increase in the cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials could harm our business.

We use natural ingredients and packaging materials for bottles such as plastic and paper products. The prices for these ingredients, other raw materials and packaging materials fluctuate depending on market conditions. Substantial increases in the prices of our ingredients, other raw materials and packaging materials, to the extent they cannot be

recouped through increases in the prices of finished products, could increase our operating costs and could reduce our profitability. Increases in the prices of our finished products resulting from a higher cost of ingredients, other raw materials and packaging materials could affect the affordability of our products and reduce sales.

An increase in the cost, a sustained interruption in the supply, or a shortage of some of these ingredients, other raw materials, or packaging materials and containers that may be caused by a deterioration of our relationships with suppliers; by supplier quality and reliability issues; or by events such as natural disasters, power outages, labor strikes, pandemics, political uncertainties or governmental instability, or the like, could negatively impact our net revenues and profits.

Unfavorable general economic conditions in and outside of the United States could negatively impact our financial performance.

Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States or around the world could negatively affect the affordability of, and consumer demand for, our products in the United States and in international markets. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or by shifting away from our premium natural products to lower-priced products offered by other companies. Lower consumer demand for our products in the United States or internationally could reduce our profitability.

The Company's business is subject to complex and evolving U.S. and foreign laws and regulations. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company will be subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain.

The Company plans to use commercially reasonable efforts to adopt policies and procedures designed to comply with applicable laws. The growth of our business may increase the potential of violating these laws or its internal policies and procedures. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines; we could be required to refund payments received by us; and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of our products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

Our products could infringe upon the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may be required to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products infringe a third-party's patents.   Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Further, we may be prohibited from selling our products before we obtain a license from the owner of the relevant product. If such a license is available, it may require us to pay substantial royalties.

We may implement a product recall or voluntary market withdrawal due to product defects or product enhancements and modifications, which would significantly increase our costs.

The manufacturing and marketing of products involves an inherent risk that our products may prove to be defective.

In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall of one of our products, or a similar product manufactured by another manufacturer, could impair sales of the products we market as a result of confusion concerning the scope of the recall.

A material disruption at one of our manufacturing facilities could prevent us from meeting customer demand, reduce our sales, and/or negatively affect our results of operations and financial condition.

Our business depends on continuous operation of our manufacturing facilities. Any of our manufacturing facilities, or any of the machines within such facilities, could cease operations unexpectedly for a significant period of time due to a number of events, including:

- Unscheduled maintenance outages.

- Prolonged power failures.

- Equipment or information system breakdowns or failures.

- Disruption in the supply of raw materials, such as plastic, energy or chemicals.

- A spill or release of pollutants or hazardous substances.

- Closure or curtailment related to environmental concerns.

- Labor difficulties.

- Disruptions in the transportation infrastructure, including roads, bridges, railroad tracks, and tunnels.

- Fires, floods, earthquakes, hurricanes, or other catastrophic events.

- Terrorism or threats of terrorism.

- Other operational problems.

These events could harm our ability to produce our products and serve our customers and may lead to higher costs and reduced earnings.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing its Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters."

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits

available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Units and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Units consistent with the majority of the Series B Preferred Unit holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership

rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

INAHSI LLC is a natural hair care company that creates and sells products formulated to address the needs of naturally curly textured hair. Women around the world are looking for ways to embrace their naturally curly hair. Many have stopped straightening their hair with heat and harsh chemicals and need products to support their new lifestyle. They want products formulated to solve the problems that people with naturally curly, textured hair encounter, including dryness (hair and scalp), breakage and frizz.

While there are many options to choose from today, not all are able to meet the needs of our customers. More importantly, once our customers find their "Holy Grail" products, there is a tremendous vacuum in terms of how to use these products to achieve consistent results. Our products are designed to moisturize, define curls, strengthen and repair damaged hair, reduce/eliminate frizz and improve scalp health. We also educate our naturally curly hair community so that they know what to use and how to use it.

Business Plan

Inahsi Naturals products are sold in countries all over the world including: the United Kingdom, the Netherlands, Germany, Denmark, Czech Republic, Spain, Kuwait, Dubai, India, Australia, Singapore, Canada, Bahrain, Qatar, Oman, France, Malaysia and the United States. Currently, 80% of our sales are domestic and 20% are international. Of our sales, 95% of US Sales are direct to consumer (DTC) while our international sales strategy is focused primarily on wholesale direct to boutiques and online retailers. We have recently become eligible to conduct business in the European Union (EU) due to our EU compliance. As a result, we are now permitted to do businesses with larger international distributors.

We anticipate year-over-year sales growth of 85% in 2021 as a result of international expansion and an increase in our domestic DTC and wholesale business. Domestic growth will be fueled by repeat business. We are planning to form a new membership group, which we plan to launch by the Fall of 2021 (the Inahsi Curl Society), and we are planning to launch a new private community app set up to facilitate membership and customer groups. We expect the new membership group and private community app to support our planned domestic growth.

The Company's Products and/or Services

Product / Service	Description	Current Market
ALOE HIBISCUS LEAVE-IN CONDITIONER & DETANGLER	This ultra-moisturizing leave-in conditioner moisturizes, strengthens and restores shine which makes **Aloe Hibiscus Leave-in Conditioner & Detangler** a triple threat to parched tresses. The water and aloe vera juice moisturizes, the panthenol along with the rich oils of avocado and coconut help to strengthen the hair, while the ayurvedic herbal blend of hibiscus and marshmallow root not only provides slip for pesky knots but they help to make the hair soft, supple and sleek.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
COCONUT AVOCADO CURL DEFINING CUSTARD	This natural styling custard will leave your curls moisturized, defined and shiny. The panthenol along with the rich oils of avocado and coconut help to strengthen the hair. This curl defining custard provides a light hold	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree;

	without leaving your hair dry or crunchy. It is also great to sleek down edges.	Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
ISLAND BREEZE HAIR & BODY WHIPPED BUTTER	Let your tresses feel the moisture locking power of Island Breeze. This moisture sealing hair whip is rich with Aloe Vera Juice which restores moisture to the hair as well as shea butter which restores shine and locks in moisture. Couple this with the Aloe Hibiscus Leave-in Conditioner & Detangler for ultra moisturized tresses.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
RESTORATIVE HAIR MASQUE	Our natural hair masque will restore, protect, and strengthen your tresses to promote overall healthy hair. This hair masque is enriched with ceramides, such as Hemp oil, that will help hair retain moisture, restore hair's balance and help to minimize the effects of daily wear and tear. The silk amino acids will strength your hair and restore protein loss due to damage. Perfect for those transitioning from chemical to natural, color-treated hair, and over processed hair.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
ROCK YOUR CURLS CURL ENHANCING CREAM	Curls are so much fun. Our Rock Your Curls Curl Enhancing Cream will moisturize, define and strengthen your curls while leaving them touchable and soft. Isn't it time that you "Rocked Your Curls?"	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)

SOOTHING MINT CLARIFYING SHAMPOO	From styling products to butters, our hair can experience product build up. This can lead to dry, brittle hair which leads to breakage. This clarifying shampoo will remove excessive product build up from natural and silicone-based products. The cooling sensation of mint will invigorate the senses while stimulating the scalp.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
SOOTHING MINT GENTLE CLEANSING SHAMPOO	This gentle cleansing shampoo moisturizes as it cleans. Our shampoo will clean your hair and scalp without stripping it of its natural nutrients. The cooling sensation of mint will invigorate the senses while stimulating the scalp.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
SOOTHING MINT MOISTURIZING CONDITIONER	This rich creamy moisturizing conditioner is enriched with nutrients that will moisturize, strengthen and leave your hair touchable and soft. The cooling sensation of mint will invigorate the senses while stimulating the scalp to promote overall healthy hair.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
TROPICAL ESCAPE COWASH	This gentle cleansing conditioner will cleanse, moisturize and hydrate without stripping your hair. This tranquil fragrance will whisk you away to the tropics.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)

PAMPER MY CURLS ALL-IN-ONE LEAVE-IN MOISTURE MIST	Our light-weight oil-free mist will moisturize, nourish, and refresh your curls without weighing them down. The ayurvedic herbal delight of marshmallow root will not only provide slip for pesky knots, but will make your curls soft, supple, and sleek. Lavender, angelica root and chamomile extract help to soothe dry itchy scalp. This power packed daily leave-in will mystify you with all the wonderful benefits: Repairs the hair from damage due to coloring, heat styling or weathering. Aids in color retention. Strengthens the hair structure to help fight breakage and split ends.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
PAMPER MY CURLS CURL SCULPTING GLAZE STRONG HOLD GEL	This protein-free frizz fighting natural styling glaze will leave your curls defined, protected and oh so shiny. The sunflower oil which is rich in ceramides will help to repair the hair from wear and tear. This curl sculpting glaze provides a strong hold without leaving your curls flakey or a white residue. It is also great to smooth down edges and help to instantly define and hold curls in place.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)
PAMPER MY CURLS HAIR & SCALP ELIXIR	Isn't it time you pampered your curls and scalp? This Hair and Scalp Elixir will restore shine to dull lifeless curls, control frizz while the sunflower oil which is rich in ceramides will help repair damaged hair. Tea tree oil, peppermint and rosemary will soothe dry itchy scalp and stimulate the scalp to support healthy hair. While the pumpkin seed oil will smooth and strengthen the hair strands for overall healthy hair.	Gender - Female Median Income - $40k -$75k; Education - Bachelor's Degree; Marital Status - 65% Married, 35% Single Average Order Volume - $55; 31% (25-34 years old), 27.2% (35-44 years old), 25.5% (45-54 years old), 9.8% (55 years old and up), 6.4% (18-24 years old)

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Most of our competitors are attempting to grow their operations, particularly in ecommerce if they do not already have a strong ecommerce presence. This is mainly being driven by consumer ecommerce purchasing volume being accelerated by the global Covid-19 pandemic. Even still, many of our direct competitors are looking to establish a presence on retail shelves which in our opinion can distract from a direct consumer focus in the ecommerce space.

We are different from our competitors in a number of areas. We control our manufacturing which means we have a higher level of control on product quality and ultimately inventory availability. Case in point: we saw a significant influx of customers trying Inahsi Naturals products as a result of the Deva Curl product issues that occurred early in 2020. Our founder is also the formulator of our products and is a part of the textured curly hair community that we service. This direct connection to our customer base is a key differentiator. Key weaknesses we are able to exploit include the fact that while most of our competitors expend a high level of their resources courting and servicing mass market retail accounts we are able to focus more directly on the end user of our products and encourage repeat purchases directly from our website.

As competitors drop out we can take market share by increasing our marketing communication regarding how our products can fill the void that has been left due to their exit. With the ability to increase our product offering this will be much more easily accomplished.

New competitors are constantly entering this space, and they often struggle with obtaining repeat business and establishing customer loyalty. We consistently see strong repeat business and a high level of customer loyalty due to (i) our strong customer relationships; (ii) our product quality; (iii) our direct communication with our customers; and (iv) our high level of customer service.

One method we are employing to take market share is to fill gaps in our current product line where we see competitors' products being used along side Inahsi Naturals products. Over the last 12-18 months, we have made note of the main categories where we have known gaps, particularly with styling products. Also, this overlaps with inquiries we get from our customers requesting certain types of products that we currently do not produce. As a result, we have already formulated 9 new products, 3 of which were launched on June 1, 2021 and have been received very well by our current customers. We expect this trend to continue as we complete the launch of the remaining products we have planned, allowing our customers to have a "one-stop" shopping experience with Inahsi Naturals branded products.

Customer Base

Our target market trends towards millennial women looking to master their curls in the healthiest and most effective way possible. 58% of our customers are in the 25-44 age group with an Average Order Volume of $65 in the current year to date. Our Returning Customer Rate is 38.5% and rising (as of June 2021).

Supply Chain

We currently purchase raw materials and packaging from domestic based distributors who sell these materials on a wholesale basis. Smaller distributors require payment up front and per unit costs have room for improvement.

As we are starting to increase our purchasing volume we are establishing relationships with larger distributors. This enables us to ship larger quantities, reduce the per unit cost, and extend payment up to 30 days on our purchases which helps our cash flow. These distributors work directly with a number of global manufacturers who supply raw materials in all of the categories we require.

Challenges currently occurring with our supply chain include longer lead times as well as rising prices for specific ingredients which is ultimately putting pressure on our product cost and gross margins.

Intellectual Property

The Company's product formulations are trade secrets; the Company maintains no patents. However, the Company has registered trademarks with the United States Patent and Trademark Office as listed below.

Application or Registration #	Title	Description	File Date	Grant Date	Country
6231738	**INAHSI**	Trade Mark	March 14, 2020	December 29, 2020	USA
6220111	**INAHSI**	Service Mark	March 14, 2020	December 15, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6.00%	$1,500	6.00%	$64,200
Sales & Marketing	20%	$5,000	20%	$214,000
Digital Marketing Ad Spend	9%	$2,250	9%	$96,300
Digital Marketing Management Fees	5%	$1,250	5%	$53,500
Personnel	20%	$5,000	20%	$214,000
Working Capital	30%	$7,500	30%	$321,000
Equipment/Factory Upgrades	10%	$2,500	10%	$107,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

- **Working Capital** – Regarding capital designated for working capital as referenced above, we plan to use proceeds to procure raw materials inventory and make supply chain improvements, including the addition of an enterprise resource planning (ERP) system to better manage full operations (raw materials and finished goods inventory, fulfillment, and financial operations). We also plan to bring fulfillment operations in-house and set-up additional warehouse space, as needed.

- **Sales & Marketing** – Regarding capital designated for sales and marketing as referenced above, we plan to use proceeds to enhance our current marketing efforts with respect to digital marketing and paid ads. We also plan to further develop the Inahsi Community App which is a digital social platform dedicated to Inahsi Naturals Customers, including a private group for VIPs.

- **Personnel** – Regarding capital designated for personnel as referenced above, we plan to use proceeds to make key hires, including a Vice President of Marketing, General Manager (Operations), and Finance Manager (Fractional CFO or Controller).

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rhonda Marshall	Founder, Manager and CEO	<u>Founder, Manager and CEO, Inahsi LLC Feb 2014 – Present</u> Formulated haircare product line using natural, plant based ingredients with a focus on naturally curly/textured hair. Organically built Social Media following on Instagram to 50K+ followers as of May 2021. Promotes products via IG/FB Live, interact directly with consumers to drive engagement. Provides product education regarding ingredients, formulation, and tips for managing curly textured hair to Inahsi customers. <u>Paraprofessional, Joliet Public Schools District 86 - Oct 2017 – Jan 2020</u> Prepared for classroom and/or other assigned activities under the direction of the teacher and/or principal. Assisted the classroom teacher with the instruction and supervision of students during classroom activities. Worked with individual students/small groups to reinforce new skills initially introduced by the classroom teacher. Assisted the classroom teacher in devising and implementing strategies for reinforcing skills based on data. Maintained anecdotal notes, written observations, and other approved forms of documentation for students when instructed to do so by the classroom teacher. Assisted with critical daily activities.	BS. Chemistry '96 Xavier University, LA MA Education '08 Lewis University

| Brian Marshall | Co-Founder, Manager and COO | Manager and COO, Inahsi LLC
Feb 2014 – Present

Provides leadership in a variety of areas including: operations management, vendor management, procurement, and regulatory compliance.

Designs manufacturing processes for a global consumer products brand.

Sources equipment and developed sales * operations planning for manufacturing operation with rapidly growing production requirements.

Negotiates distribution deals in growing international beauty and cosmetics industry.

Manages process to complete regulatory requirements for EU Compliance.

Program Manager, Navistar Inc.
Feb 2018 – Feb 2020

Program Management role in the Supplier Quality group.

Coordinated activities of multiple supplier quality engineers (SQEs) across supply base to ensure the production parts approval process (PPAP) and required quality documentation are properly executed. Maintain communication between SQEs and leadership to maintain status of production readiness. | BS Mechanical Engineering '97 Bradley University

MBA '01 Roosevelt University |

Biographical Information

Brian D. Marshall, Manager and Chief Operating Officer

Mr. Marshall has an extensive background in product development, and he is currently applying his skills and lessons learned as an engineer, engineering manager, and program manager to developing and managing the operations of Inahsi LLC. With a laser focus on developing high quality products, Mr. Marshall pulls from his previous experience to create and manage processes that will yield consistent, high quality results. From new product introduction (NPI) to supply chain management to regulatory compliance, Mr. Marshall has been able to leverage his experience and expertise to contribute to the management and continued growth of Inahsi LLC.

Prior to Inahsi LLC, Mr. Marshall spent over 20 years leading engineering product development projects from concept through completion. He has broad experience working on cross-functional teams in a variety of industries, including water softening and filtration, appliances, power tools, industrial refrigeration, and pool products. Mr. Marshall is adept at taking conceptual ideas and creating robust products within the framework of the organization's stage gate process and current manufacturing capabilities. He is also adept at sourcing and implementing new technologies.

Mr. Marshall's technical experience includes the following:

Rapid Prototyping
First Article/PPAP Review
Plastic Part Design
Injection Molding
Injection Mold Tooling
Blow Molding
Secondary Operations
Quality Function Deployment (QFD)
Design For Manufacturing (DFM)
Design For Assembly (DFA)
Design Failure Mode Effects Analysis (DFMEA)
Design of Experiments
Control Plan Development
3D Solid Modeling
Test Plan Development

Mr. Marshall's leadership and business skills include the following:

Project Management
Cross Functional Team Leader
Multi-Site Engineering Leadership
External Vendor Management
Global Product Launch Support
Value Proposition Development
New Product Commercialization
Process Development
Stage Gate Process
Gate Review Presentation
NSF International Certification/Underwriters Laboratories (UL) Listing/European Union (EU) Regulatory
Compliance Support
Voice of Customer Translation

Rhonda N. Marshall, Manager and Chief Executive Officer

As a chemist, educator, and naturalista, Mrs. Marshall brings a truly unique perspective to the beauty industry. Mrs. Marshall saw a clear consumer need and personal passion to take better care of her naturally curly hair. Her curls were something she was proud of and she felt distinguished her personality. After years of using relaxers and other chemical laden products and high heat styling methods that damaged her hair to modify her natural curl pattern, she felt there had to be a better way.

While at Helene Curtis (now Unilever), Mrs. Marshall worked on projects developing Suave Shampoos and Conditioners as well as the first clear stick for Degree Antiperspirant/Deodorant. After earning a Masters Degree in Education, she has also worked as a certified educator teaching chemistry and science at the secondary level.

Finally, after transitioning away from chemically processed hair in 2001, Mrs. Marshall eventually developed her own hair products incorporating natural ingredients that were especially effective for naturally curly hair textures. With this experience not only as a chemist but also as a customer, Mrs. Marshall developed what would eventually become the Inahsi Naturals product line.

Inahsi Naturals products have been used by award winning celebrity stylists behind the scenes for a number of shows, including ABC's Black●ish, The CW's Riverdale, and the film, Coming 2 America.

One of Mrs. Marshall's most significant accomplishments is formulating a product line that has achieved EU compliance. Considered the "gold standard" for cosmetic regulatory requirements, EU compliance essentially confirms the efficacy and safety of Inahsi Naturals products, and it proves that the product line is on par with the best produced brands in the world and is truly world-class.

Mrs. Marshall continues to express her passion for chemistry, education, and all things natural as she develops products for curly girls all over the world in countries where Inahsi Naturals products have been sold -- from the United States, to Canada, London, Paris, Germany, the Netherlands, the Czech Republic, and Australia. Mrs. Marshall's goal is to educate, empower and encourage women everywhere to keep "Loving the YOU that you were born into".

Awards/Press

*Naturally Curly Editors Choice Award Best Emerging Brand 2017

*Featured Vogue Magazine
(How the Hair and Makeup Artist of Coming 2 America Achieved the Film's Magical Looks)

*Featured in Well+Good (Best Co-Wash) and *Black Owned Wellness Business to Support Now and Always

*Featured in Byrdie (Best Custard for the L.O.C. Method)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The maximum number of Units that may be issued by the Company is 25,000,000, (i) of which 22,000,000 are designated Class A Units and (ii) 3,000,000 are designated Class B Units. There are no Class B Units outstanding. At the closing of this Offering, assuming only the Target Offering Amount is sold, 12,000,000 Class A Units will be issued and outstanding.

Outstanding Units

As of the date of this Form C/A, the Company's outstanding units consists of:

Type	Class A Units
Amount Outstanding	12,000,000
Par Value Per Share	N/A
Voting Rights	[1] vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Managers may decide at some point in the future to issue additional Units, which may dilute the value of the Crowd SAFE. The percentage ownership represented by the CF Shadow Series Units into which the Series 2021 Crowd SAFEs are convertible is subject to, among other things, the price per Unit at which the offering that triggers such convertibility is conducted. A lower conversion price will result in proportionally more units being issued, and a higher conversion price will result in proportionally less units issued.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100.00%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has no other securities outstanding.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Merchant Cash Advance
Creditor	WebBank
Amount Outstanding	$41,360
Interest Rate and Amortization Schedule	Fixed Fee, Payment - $1,591/week
Description of Collateral	Future Receivables
Other Material Terms	Our weekly payment amount referenced above is over a period of 52 weeks. The collateral for this loan includes all of our present and future accounts, receivables, chattel paper, deposit accounts, personal property, assets and fixtures, general intangibles, instruments, equipment and inventory, wherever located and all proceeds now or hereafter owned or acquired by Inahsi LLC.
Maturity Date	1/27/22

Type	Merchant Cash Advance
Creditor	Shopify, Inc.
Amount Outstanding	$87,932
Interest Rate and Amortization Schedule	Fixed Fee, Payment – 17% of Daily Sales
Description of Collateral	Future Receivables
Other Material Terms	Every 60 days, we can expect to repay at least $12,833.40. The collateral for the loan includes all accounts, general intangibles, all payment intangibles, all rights to payment, all accounts receivable and all payment intangibles, all rights to payment, all accounts receivable and all other rights of Inahsi LLC, in each case arising from the accounts, all money, cash equivalents and other assets of Inahsi LLC that come into the possession, custody or control of the lender and all of the proceeds and products, whether tangible or intangible, of any of the foregoing.
Maturity Date	2/28/22

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Rhonda Marshall	11,400,000	95%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

INAHSI LLC (the "**Company**") was formed on January 1, 2019 under the laws of the State of Illinois, and is headquartered in Warrenville, IL.

The Company has a predecessor limited liability company of the same name that was formed in the State of Illinois on February 15, 2014 (the "First Predecessor Entity"). Shortly after forming the First Predecessor Entity, Brian and Rhonda Marshall moved their family to North Carolina, and they formed a second predecessor entity of the same name in the State of North Carolina on January 1, 2015 (the "Second Predecessor Entity"). Subsequently, they merged the First Predecessor Entity into the Second Predecessor Entity on February 14, 2015. After relocating their family back to Illinois, the Marshalls formed the Company in the State of Illinois. The Company continued the business operations of the Predecessor Entity by way of a transfer of its assets and liabilities to the Company, and the Second Predecessor Entity was administratively dissolved.

Cash and Cash Equivalents

As of September 1, 2021, the Company had an aggregate of $34,382 in cash and cash equivalents, leaving the Company with approximately 11 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does intend to make material capital expenditures in the near future with an estimated cost of $75,000. These capital expenditures will be on equipment that allow us to more efficiently scale our batch production process to increase our batch capacity.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made no securities offerings within the last three years. The Company has capitalized itself with capital contributions from its founder.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director, manager or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $6,000,000 divided by the aggregate number of issued and outstanding units , assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including convertible preferred units and all outstanding vested or unvested options or warrants to purchase units, but excluding (i) units reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per unit of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to units, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's equity securities or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of common securities of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of the Company's outstanding units (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) equity securities reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued equity securities equal to the Purchase Amount divided by the First Equity Financing Price. Units granted in connection therewith shall have the same liquidation rights and preferences as the equity securities issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued equity securities, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of managers determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such units, as determined in good faith by the Company's board of managers.

Pro-Rata Rights of Major Investors

Certain Investors of the Securities will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Investors that make investments of $50,000 or greater in the Offering (such Investors, the "**Major Investors**") will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon the conversion or exercise of outstanding securities, (iii) are issued to employees, managers or consultants pursuant to a plan, agreement or arrangement approved by the Company's board of managers, (iv) are issued pursuant to the acquisition of another corporation or its assets, or (v) up to one million dollars ($1,000,000), of such securities, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of common equity securities as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of units of common equity securities upon a Dissolution Event and (iii) all holders of units of common equity securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units of the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any member or equity holder agreements in place other than the Company's operating agreement currently in effect.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company. For the anti-dilution rights of Major Investors, please see the section titled "*Pro-Rata Rights of Major Investors*", above, and the Crowd SAFE agreement.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any units into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any units into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough units authorized to issue upon the conversion of the Securities, because the amount of units to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other

matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rhonda Marshall	
(Signature)	
Rhonda Marshall	
(Name)	
Manager and Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Marshall
(Signature)

Brian Marshall
(Name)

Manager and Chief Operating Officer
(Title)

September 9, 2021
(Date)

/s/ Rhonda Marshall
(Signature)

Rhonda Marshall
(Name)

Manager and Chief Executive Officer
(Title)

September 9, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

<u>Independent Accountant's Review Report</u>

The Board of Directors
Inahsi LLC
30W110 Butterfield Rd
Warrenville, Il 60555

We have reviewed the accompanying financial statements of Inahsi LLC, which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended 2020 and 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Inahsi LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Otaigbe & Olumese, CPAs
8181 Professional Place Suite #170
Hyattsville, MD 20785
May 28th, 2021

Otaigbe & Olumese, CPAs



INAHSI LLC

Unaudited Financial Statements for the

Years Ended December 31, 2020 and 2019

INAHSI LLC
BALANCE SHEET
For the Years Ended December 31, 2020 and December 31, 2019
(unaudited)

ASSETS	2020	2019
Current Assets:		
Cash and cash equivalents	23,342	30,736
Inventory	39,954	18,427
Other Current Assets	-	-
Total Current Assets	63,296	49,163
Fixed Assets, net	29,207	-
Other Assets	2,562	-
TOTAL ASSETS	95,065	49,163
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	2,866	-
Other current liabilities	507	-
Deferred Revenue	-	-
Loan Payable	112,968	13,505
Total Current Liabilities	116,341	13,505
Long term liabilities:		
Loan Payable	10,807	-
TOTAL LIABILITIES	127,148	13,505
Members' Equity	(32,083)	35,658
TOTAL LIABILITIES AND MEMBERS' EQUITY	95,065	49,163

INAHSI LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2020 and 2019
(unaudited)

	2020	**2019**
Revenues	541,504	251,329
Cost of revenues	247,665	125,758
Gross Profit (Loss)	293,839	125,571
Operating Expenses:		
General and administrative	183,201	60,020
Sales and marketing	57,789	13,812
Total Operating Expenses	240,990	73,832
Operating Income (Loss)	52,849	51,739
Other Income	2,000	2
Depreciation Expense	(4,344)	-
Other Expenses	(570)	-
Net Income (Loss)	49,935	51,741

INAHSI LLC
Statement Of Members' Equity
For the Years Ended December 31, 2020 and December 31, 2019
(unaudited)

	First Member (95%)	Second Member (5%)	Total Members' Equity
Balance as of January 1, 2019	2,040	107	2,147
Contributions	133	7	140
Net Income	49,154	2,587	51,741
Distributions	(17,451)	(919)	(18,370)
Balance as of December 31, 2019	33,876	1,782	35,658
Contributions	-	-	-
Net Income	47,439	2,496	49,935
Distributions	(111,793)	(5,883)	(117,676)
Balance as of December 31, 2020	(30,478)	(1,605)	(32,083)

INAHSI LLC
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	49,935	51,741
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	4,344	-
Changes in operating assets and liabilities:		
Increase (Decrease) in Inventory	(21,527)	(10,145)
Increase (Decrease) in Other Assets	(2,562)	-
Increase (Decrease) in Accounts Payable	2,866	-
Increase (Decrease) in Other current liabilities	507	-
Net cash provided in operating activities	33,563	41,596
Investing Activities		
Purchase of fixed assets	(33,551)	-
Net change in cash from investing activities	(33,551)	-
Financing Activities		
Proceeds from PPP loan	10,807	-
Proceeds from working capital loans	99,463	4,554
Contributions by members	-	140
Distributions to members	(117,676)	(18,370)
Net change in cash from financing activities	(7,406)	(13,677)
Net change in cash and cash equivalents	(7,394)	27,920
Cash and cash equivalents at beginning of period	30,736	2,816
Cash and cash equivalents at end of period	23,342	30,736

INAHSI LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

INAHSI LLC. (which may be referred to as the "Company", "we," "us," or "our") was registered in Illinois on February 15, 2014. The Company is a direct-to-consumer, business-to-business, and wholesale global operation that produces hair care products designed for consumers with textured, curly hair. The Company's headquarters are in Warrenville, Illinois. The company began full-time operations in 2020.

Since Inception, the Company has relied on profits from its operations and securing short-term loans to expand its operations. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company's fiscal year is from January 1 to December 31.

The term of existence of the Company shall continue until terminated or as provided by law.

A member is not entitled to the return of any part of its capital contributions or to be paid interest in respect of either its capital account or its capital contributions. An underpaid capital contribution is not a liability of the Company of any member. A member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any member's capital contribution.

No member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

Net profits and net losses are allocated to members in proportion to their percentage interests. Loss allocations to a member shall be made only to the extent that such loss allocations will not create a deficit capital account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local

competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $23,342 and $30,736 of cash on hand, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment exist in the form of manufacturing tooling and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes on the company's income are levied on the members at the individual level. Accordingly, all profits and losses of the company are recognized by each member on his respective tax return.

Management believes that the company has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Tax returns filed for the tax years ending from December 31, 2018, through current are still subject to examination by federal and state tax authorities. Any interest or penalties assessed to the company are recorded in operating expenses. No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling hair products. The Company's payments are generally collected upfront.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $57,789 and $13,812, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

In February 2020, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2020-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and 2019 inventories consist of the following:

	2020	2019
Raw Materials	22,599	6,055
Finished Goods	17,355	12,372
Total Inventory	$ 39,954	$ 18,427

NOTE 4 – FIXED ASSETS

Fixed assets at December 31, 2020 and 2019 consists of the following:

	2020	2019
Leasehold Improvements	12,850	-
Machinery & Equipment	16,764	-
Furniture & Fixtures	3,937	-
Accumulated Depreciation/Amortization	(4,344)	-
Total	$ 29,207	$ -

Depreciation expenses totaled $4,344 and $0 for the years ended December 31, 2020 and 2019, respectively (see Note 2 – Fixed Assets).

NOTE 5 – LEASES

On February 14, 2020, the Company entered into a four-year commercial real estate lease arrangement for its headquarters commencing on April 1, 2020 through March 31, 2024. As part of the lease arrangement, the Company has the option to extend the lease term for two (2) periods of three (3) years.

Rent expense associated with the lease was $23,061 and $0 for the years ended December 31, 2020 and 2019, respectively.

The future payments due for the lease as of December 31, 2020 are as follows:

2021	$31,444
2022	$32,392
2023	$32,630
2024	$8,158

NOTE 6 – LOANS

The Company's short-term loans consist of short-term fixed fee working capital loans. The balance of these loans as of December 31, 2020 and 2019 was $112,968 and $13,505, respectively.

The Company's long-term loan liability is a PPP Loan. The Paycheck Protection Program (PPP) amended by the Flexibility Act (the Flexibility Act), which was signed into law on June 5, 2020 extended the deferral payment period from six months after the loan disbursement date until the date on which the loan can be forgiven. A borrower could apply for loan forgiveness if a borrower meets the criteria under which the loan can be forgiven. Once the loan is forgiven, a borrower recognizes the loan as revenue.

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through Cross River Bank for a total of $10,807. The loan is on deferral until October 2021. The note carries a 1% interest rate and matures in April 2022.

The Company will apply for forgiveness of the full amount due prior to the end of the deferral period for costs incurred for payroll, payment on a covered rent obligation, and any covered utility payment. The Company's management believes that the PPP note will be forgiven in full.

NOTE 7 – RELATED PARTY

From time to time the Company takes advances from members. As of December 31, 2020, and 2019, the balance of the advances from related parties was $0 and $0, respectively. These advances have no interest rate or specified maturity date.

NOTE 8 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $550,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $550,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Company Name	Inahsi Naturals

Logo	

Headline	Quality products for naturally curly hair textures that work

Hero Image	

Tags	Female Founders, Black founders, Wellness & beauty, Coming soon, $500K+ revenue

Pitch text	

Summary

- Selected Best Emerging Brand 2017 by naturallycurly.com
- $541K+ Revenue in 2020
- 118% YOY Revenue increase in 2020
- Projected total addressable global market of $102B by 2024
- EU Compliant Product Line
- Independent Wholesale Customers in 18 countries and growing
- Profitable for 3 years

Problem

Women find it difficult to find products that reliably perform for curly hair

Women around the world are looking for ways to embrace their naturally curly hair. Many have stopped straightening their hair with heat and harsh chemicals, and need products to support their new lifestyle.

They want products formulated to solve the problems that people with naturally curly textured hair encounter, such as dryness, breakage, and frizz. They also want clean ingredients.

While there are a variety of options available today, not all are able to meet the needs of our customers. Many brands don't address the full range of curly, textured hair types. As such, there is a tremendous vacuum in terms of how to use products to achieve consistent results.

Solution

Quality products for naturally curly hair textures that work

Inahsi Naturals products were formulated to address the needs of naturally curly textured hair.

Our products **moisturize, define curls, strengthen, repair damaged hair, reduce and eliminate frizz, and improve scalp health**.

We also educate our naturally curly hair community so that they know what to use and how to use it to make every day their best hair day.

OUR PHILOSOPHY

You without compromise. This is why we do what we do

We are passionate about making **quality hair care products** that incorporate **natural ingredients**, allowing you to fully embrace the natural you from head to toe.



Product

Inahsi produces world-class products for textured, curly hair

We are passionate about making quality, world class products **formulated specifically for curly, and/or textured hair**.


INAHSI
NATURALS
SOOTHING MINT MOISTURIZING CONDITIONER
SOOTHING MINT SULFATE FREE GENTLE CLEANSING SHAMPOO
SOOTHING MINT SULFATE FREE CLARIFYING SHAMPOO
TROPICAL ESCAPE CLEANSING CoWash
ALOE HIBISCUS LEAVE-IN
ROCK YOUR CURLS CURL ENHANCING CREAM
MANGO HEMP RESTORATIVE HAIR MASQUE DEEP CONDITIONER
COCONUT AVOCADO CURL DEFINING CUSTARD NATURAL STYLING GEL
ISLAND BREEZE HAIR & BODY WHIPPED BUTTER

Our products add and maintain moisture, control frizz, detangle, and improve manageability. We use ingredients that promote length retention, reduce breakage, and promote overall healthy hair.


INAHSI
NATURALS
Loving the You that you were born into
PAMPER MY CURLS
CURL SCULPTING GLAZE
STRONG HOLD GEL
8 oz net wt (226 g)
INAHSI
NATURALS
Loving the You that you were born into
PAMPER MY CURLS
ALL-IN-ONE
LEAVE-IN MOISTURE MIST
8 oz net wt (226 g)
INAHSI
NATURALS
Loving the You that you were born into
PAMPER MY CURLS
HAIR & SCALP ELIXIR
4 oz net wt (113g)

The building blocks of Inahsi Naturals' products are high quality, plant based or derived ingredients. Inahsi products are also **cruelty-free** and include **vegan options**. Additionally, we **do not promote or use ingredients that have been tested on animals**.


PEPPERMINT


ROSEMARY


LAVENDER


BAOBAB


AVOCADO


ALOE VERA


PUMPKIN SEED OIL


CHAMOMILE


SUNFLOWER SEED OIL

Traction

118% YOY growth in 2020 fueled by online sales

Inahsi has consistently received **5-star reviews** for all of our products and grown an international community. We saw **118% YOY revenue growth** and **$541K+ in revenue in 2020**, during a year where many businesses struggled due to the global pandemic.



Our products have been featured not only on some of the most influential modern beauty publications, but also **used on the set of TV Shows like Black-ish**, and films like **Coming 2 America**.



Your browser does not support HTML5 video.

Traction - Social Proof

Interview with Celebrity Hair Stylist, Carla Farmer-Jackson, Head of Hair for Coming 2 America.

Customers

Beloved by consumers all over the world

Inahsi Naturals is sold in countries all over the world including Germany, Kuwait, Dubai (see videos below). Our target market trends towards millennial women looking to master their curls in the healthiest and most effective way possible. 58% of our customers are in the 25-44 age group with an **AOV of $65 in the current YTD**. Our **Returning Customer Rate is 38.5% and rising** (as of June 2021).



njb7nyc: USA   **Aseamae: USA**

Your browser does not support HTML5 video.

Your browser does not support HTML5 video.

Business Model

Anticipating YOY sales growth of 85% in 2021

Born as an ecommerce business, we continue to see strong growth prospects selling direct to consumer (DTC). In 2020, 80% of our sales were domestic and 20% were international; **95% of US sales were DTC via ecommerce.** International business is mainly wholesale sold directly to independent wholesalers and online retailers.



Due to becoming EU compliant, we are now doing business with larger international distributors. We **anticipate YOY sales growth of 85% in 2021** as a result of **international expansion** and an increase in domestic DTC and independent wholesale business.

Profitable since 2018 with a **54.3% Gross Margin in 2020**, we expect to see **modest increases in Gross Margin over the next 2-3 years** as we scale. **Unit cost reduction of raw materials** as a result of higher volume purchases and increased operational efficiency in our facility will both contribute to higher margins.

Additionally, the replenishable nature of our products lends itself well to a subscription model—which is currently in process and will support repeat purchases, further increasing revenue.

Market

Well positioned to grow within the international haircare market

With the global haircare market growing at a healthy pace, Inahsi Naturals products are **well positioned to grow with market trends**.

With the global hair care market projected to be **$102B by 2024**, our products are present and growing in the fastest growing regions for haircare markets in the world. In particular, we expect **significant market growth in the EU** due to recent EU Compliance.



● Inahsi Naturals
Global Markets

Additionally, registration in Kuwait is currently in process, which will allow us to meet the increasing demand in GCC countries including the United Arab Emirates and Saudi Arabia.

We are also developing relationships with distributors who serve the largest growing haircare market in the Asia-Pacific region.

Competition

Inahsi's focus on education and community elevates our brand

Inahsi mainly competes with brands that are focused on curly hair. While we believe that the natural haircare market is in a stage of rapid growth, many of the consumers in this market still feel underserved.

As a result, there is room for companies within this space to achieve significant market share—and Inahsi has several competitive advantages.

The first is our **consumer education**, such as our weekly IG live and webinars with experts. The second is our **highly diverse customer base** and our **strong community**. Finally, our products are **EU compliant** and effective for a wide range of hair types, tested and formulated for the highest quality.

	COMPETITIVE LANDSCAPE					
	INAHSI NATURALS	CURLSMITH			INNERSENSE	JESSICURL
Target Market	All curly, textured hair types	Mainly Type 3 Curly Hair Types	Mainly Type 3 Curly Hair Types	Type 2 Wavy, Type 3 Curly, Type 4 Kinky-Curly	Clean Beauty	Type 2 Wavy, Type 3 Curly
Basic Objectives	Strong DTC, Independent wholesale, ecommerce focus, international growth.	Mastige strategy, retail presence in Ulta Beauty and ecommerce presence.	Domestic and International Ecommerce Focus	Retail focus	Premium Clients Salon Focus	Looking to gain market share via ecommerce, small boutique presence.
Marketing Strategies	Social Media Influencer Marketing Paid Ads - FB, Google Subscription Model Private Community	Social Media Influencer Marketing Paid Ads - FB, Google	Social Media Influencer Marketing Founder: Influencer Marketing & PR	Social Media Influencer Marketing Some Paid Ads	Social Media Salon Focus Google Paid Ads Social Mission Driven	Social Media Influencer Marketing

Vision

A brand that's poised for growth

So far, 2021 has seen significant investment activity in this space, with investments ranging from a **$5M raise via crowdfunding** to a **9-figure raise backed by an institutional investor**, both by indie brands. The focus on our industry and opportunity for investment has never been greater.

Inahsi Naturals is a brand that is poised for growth. With the right investment partners and capital for expansion, Inahsi can continue to grow over the next few years in a market that shows no signs of slowing down.



Future plans include **further expansion of our product line**, a subscription purchase option, a private membership community, and other key enhancements that will drive repeat purchases.

Investors

Raising to support equipment upgrades and expansion that will fuel rapid growth

Inahsi is raising to support a period of rapid scaling and expansion regarding our team and production efforts. Reaching our funding goal will allow us to complete the following:



- Equipment upgrades including higher capacity kettles with automated fill line. (Automation already acquired, startup expected Sept 2021)

- Inventory procurement will allow us to reduce COGS with increased volume purchases.

- Team expansion including: Production Associates, Finance Manager, Operations Manager, Marketing Team, Planner/Buyer.

- Increase marketing spend to drive more sales with increased brand visibility.

Founders

Teamwork makes the dream work

Rhonda Marshall, Co-Founder & CEO

As a Chemist, Educator, and Naturalista, Rhonda Marshall brings atruly unique perspective to the beauty industry. Rhonda saw a clear consumer need and personal passion to take better care of her naturally curly hair. While at Helene Curtis (now Unilever), Rhonda worked on projects developing Suave Shampoos and Conditioners as well as the first Clear Stick for (Degree) Antiperspirant/Deodorant. After earning a Masters Degree in Education, she also worked as a Certified Educator teaching Chemistry and Science at the Secondary level. Rhonda brings her passion for teaching and developing high quality products to Inahsi Naturals, where she continuously educates customers searching for products and answers regarding the care of their naturally curly textured hair.

Brian Marshall, Co-Founder & COO

With over 20 years of experience in Product Development working as an Engineer on cross functional teams, Brian has been a part of many successful new product launches. Throughout his experience, Brian has always worked very closely with his colleagues across the organization including Manufacturing, Supply Chain, and Quality, to ensure the products they developed were launched with the highest level of quality and cost effectiveness. This is the foundation upon which the Inahsi operations have been built.




Team			
		Brian Marshall	Co-Founder
		Rhonda Marshall	Co-Founder

Perks

$150	$150 Crowd SAFE $25 Gift Card on inahsi.com Promo Code for Free 2oz Shampoo Codes will be emailed after the round closes.
$250	$250 Crowd SAFE $50 Gift Card on inahsi.com Promo Code for Free 2oz Shampoo and Restorative Hair Masque Codes will be emailed after the round closes.
$500	$500 Crowd SAFE $75 Gift Card on inahsi.com Promo Code for Free 2oz Shampoo and Moisturizing Conditioner Codes will be emailed after the round closes.
$1,000	$1000 Crowd SAFE $100 Gift Card on inahsi.com Promo Code for Free 2oz Wash Day Collection. Codes will be emailed after the round closes.
$2,200	$2200 Crowd SAFE $100 Gift Card on inahsi.com Promo Code for Free 8oz Shampoo and Moisturizing Conditioner Codes will be emailed after the round closes.
$5,000	$5000 Crowd SAFE $100 Gift Card on inahsi.com Promo Code for Free 8oz Washday Collection Zoom meeting with Founders and other $5000 investors. Perks delivered after the round closes.
$10,000	$10,000 Crowd SAFE $100 Gift Card on inahsi.com Promo Code for Free 8oz Wash Day Collection Zoom meeting with Founders and other $10,000 investors. Perks delivered after the round closes.
$25,000	$25,000 Crowd SAFE $100 Gift Card on inahsi.com Promo Code for Free 8oz Wash Day Collection 1:1 Zoom Meeting with Founders. Perks delivered after the round closes.
$50,000	$50,000 Crowd SAFE $100 Gift Card on inahsi.com Promo Code for Free 8oz Wash Day Collection 1:1 Zoom Meeting with Founders. Tour of Inahsi Headquarters Perks delivered after round closes

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

INAHSI LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], INAHSI LLC, an Illinois limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor

pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii) Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the

Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its articles of organization or operating agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other   encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter, articles of organization, operating agreement or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)	The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)	The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)	In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)	Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investor's Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed

to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)	Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)	In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)	All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)	All rights and obligations hereunder will be governed by the laws of the State of Illinois, without regard to the conflicts of law provisions of such jurisdiction.

(i)	Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)	The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as Equity Interests, and more particularly as Common Securities for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)	The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(l) In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $50,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice of the First Equity Financing, including the price and terms thereof. The Major Investor shall have a right to convert, in its sole discretion, any Crowd SAFEs then held by the Major Investor upon the closing of the First Equity Financing into a number of units of the CF Shadow Series of Equity Interests in accordance with Section 1(a). For the avoidance of doubt, this clause shall only apply to the Purchase Amount from the current Offering of the Company's units and will not be integrated with any previous offerings of the Company's units.

(m) In the event that the Investor qualifies as a Major Investor, the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Securities (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Securities (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include units of Common Securities reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, managers (or directors, if the Company becomes a corporation) or consultants pursuant to a plan, agreement or arrangement approved by the Company's manager(s) (or board of directors if the Company becomes a corporation), (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INAHSI LLC

By: _____
    Brian Marshall, Manager/COO

Address:

30W110 Butterfield Rd
Warrenville, IL 60555

Email: brian@inahsi.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between INAHSI LLC, an Illinois limited liability company (the "***Company***") and [Investor Name] ("***Member***"). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Units***"), Member hereby grants to Intermediary an irrevocable proxy under Section 15-1(f) of the Illinois Limited Liability Company Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT D

Offering Page Video Transcript

Rhonda Marshall (00:06):

Inahsi comes from the Latin word innasci, which means innate. It means to be born into. So you'll see on our bottles, loving the you that you're born into. And so no matter how your kinks, coils, and curls come from your head, we celebrate you. We embrace you. And so Inahsi, that's the foundation of our company. Our mission is that we are loving the you that you're born into, and so we want to convey that message to each and every person who encounters with Inahsi.

Rhonda Marshall (00:36):

What sets Inahsi apart from other brands, first of all, I am a chemist. I formulate the products, which is rare. Usually companies will come to me to formulate their products, and they would just market the product, whereas I formulate the products, we manufacture our products. We don't have a co-packer. My husband, he's also... He has 20-plus years in manufacturing, he actually helps to... all the processes, and he made them from scratch, just as I made the formulations from scratch.

Brian Marshall (01:12):

We compound the products ourselves, meaning we combine the raw materials into the different phases and then we heat the raw materials as required. So we have kettles. We have a mixer. We then combine the different phases of the product, we mix it, and then we do all the filling, the capping, the labeling, and then we package the product and send it to our fulfillment team to fulfill all of our orders.

Brian Marshall (01:38):

Last year, we grew by more than double. Part of it was because of the global pandemic and because we're an e-commerce business, and the other part is just because people are looking for products like ours, both in the United States and all over the world. Most of the world, people do have naturally curly hair, and because we have a solution for them that they're able to use for their hair and that's a quality product, we've seen a lot of demand increase for Inahsi Naturals.

Rhonda Marshall (02:09):

We bring clarity to confused curls, so what that means is that we do that through quality products, quality education, and quality service. In the beauty industry, there is a standard of beauty that long, straight, flowing hair is the standard of beauty. Anything outside of that is deemed unprofessional, is deemed not beauty or unattractive. And so there are people all around the world who say, "You know what? That standard, we're not buying anymore. We're not relaxing our hair. We're not putting chemicals in our hair. We're not straightening our hair. We're not doing anything that's going to cause for our hair to be straight, but we're going to embrace our curls." Invest in us so that we can spread the message of loving the you that you're born into, all around the world.

Transcript for Video – Ascia (Kuwait)

Today I'm going to show you how I Deep Condition my hair once a week!

Start with freshly cleansed hair.

I'm using the Inahsi Mango Hemp Deep Conditioner (Restorative Hair Masque).

Put a healthy amount of product onto the hair.

Comb it through to make sure it's evenly distributed.

Section off your hair and create twists to encourage curl clumps.

Place a plastic shower cap on.

I like to use Hot Head to help the Deep Conditioner penetrate the hair.

Leave on for 30 minutes. Wash and Style!

Transcribed videos on Crowd Funding Page

6/15/2021

In my day we did a lot of relaxers, you had to do deep conditioners, you had to do cellophanes, there were things you had to do to make those chemicals act right. And now we are blessed enough not to be so dependent on those type of chemicals. And We want to wear our natural hair find those products that do more than one thing like your products do. You know like they are exceptional I mean the cast loved your products see like the body butter that you can use on your body and your hair I think the mint the mint shampoo and conditioner was the number one hit your products work perfectly we really utilized your products, and they were awesome. I mean first rate.

EXHIBIT E

Testing the Waters Pitch Meeting Transcripts

Rhonda Marshall (00:00:00):

(silence)

Rhonda Marshall (00:03:59):

Hello. Hello everyone. We are here.

Brian Marshall (00:04:07):

How are y'all doing this evening?

Rhonda Marshall (00:04:08):

Hello. Welcome, welcome, welcome.

Brian Marshall (00:04:14):

We're going to give everybody a chance to come in and then we'll get started in just a second. If you have access to the chat, which I think everyone should, you can kind of say hi.

Rhonda Marshall (00:04:32):

Yeah, say hi.

Brian Marshall (00:04:36):

Let us know you're out there.

Rhonda Marshall (00:04:38):

Yes, hello.

Brian Marshall (00:04:39):

All right.

Rhonda Marshall (00:04:40):

Hey.

Brian Marshall (00:04:41):

That's Charmaine Marshall.

Rhonda Marshall (00:04:42):

Y'all coming in, okay, New York in the house.

Brian Marshall (00:04:44):

Patricia, how you doing?

Rhonda Marshall (00:04:45):

How you doing, how y'all doing?

Brian Marshall (00:04:48):

I recognize all these customer names.

Rhonda Marshall (00:04:50):

Tennessee.

Brian Marshall (00:04:50):

Miss Katherine. How you doing?

Rhonda Marshall (00:04:50):

Hey Katherine. All right. [inaudible 00:04:55].

Brian Marshall (00:04:55):

I know that name, yep.

Rhonda Marshall (00:04:57):

All right. Thank y'all, thank you so much for coming. Sydney Australia.

Brian Marshall (00:05:02):

Oh man, Jennifer Johnson.

Rhonda Marshall (00:05:03):

Hey Jennifer.

Brian Marshall (00:05:05):

That's our wholesale customer.

Rhonda Marshall (00:05:05):

Hey.

Brian Marshall (00:05:06):

Hey. The Curl store, how are you doing?

Rhonda Marshall (00:05:08):

Hey Pat. Pat from the ATL. Welcome, welcome.

Brian Marshall (00:05:14):

Yes.

Rhonda Marshall (00:05:16):

Joyce, she say you recognize her from New York. You recognize her.

Brian Marshall (00:05:21):

Lot of customer service emails. I recognize some of these names, I actually do.

Rhonda Marshall (00:05:31):
Oh wow, thank y'all so much for coming, we really appreciate it. This is a different scope, but we appreciate you guys. Taking your time out of your day. All right.

Brian Marshall (00:05:55):
All right, aw you just ordered the Gel, thank you. Yep.

Rhonda Marshall (00:05:59):
All right, we like that. That's funny. She said she never made a complaint so you probably wouldn't recognize her.

Brian Marshall (00:06:05):
Yep, that's right. So, all right, thank you.

Rhonda Marshall (00:06:10):
Oh, goodness.

Brian Marshall (00:06:11):
All right, Sunneva, how are you doing? That's our new customer from the Netherlands. Sound is low.

Rhonda Marshall (00:06:18):
Oh, it's low, okay.

Brian Marshall (00:06:21):
Let's see if there's anything we can do about that. Let's see, give us a second. Just so everyone knows, give me a second. Okay, there we go. This presentation is being recorded and give me a second, I'm working with the audio settings here. Okay. Wait a minute, give me a second. Okay, that might be a little better. All right, so that's good, so you all let us know if the sound is still low or anything like that. Loud and clear, good.

Rhonda Marshall (00:07:30):
All right. Okay.

Brian Marshall (00:07:31):
Okay. So we going to get going.

Rhonda Marshall (00:07:32):
Let's go, let's get going.

Brian Marshall (00:07:34):

First thing I need to do is get a little business out the way. All right, I'm going to share the screen, okay, so hopefully you all see this screen. So first of all, right now as far as our crowdfunding, and we're going to explain all the details as we get started. As of right now today we're basically kind of in a prelaunch mode, that means the campaign is not live yet and our campaign page is not active yet. By this Friday the campaign page will go into like a prelaunch phase, and what that allows you to do is to basically just kind of raise your hand or reserve an investment. So that means as a reservation it basically means, I'm kind of explaining what this statement says, I am going to read it, but I'm explaining it up front. That just means that you're indicating your interest.

Brian Marshall (00:08:41):

So I know we've got some church people on the phone, or on the call, anybody that's ever put in a pledge or a campaign for the building fund and you didn't pay the money right away but you pledged a certain amount of money throughout the year. So that's kind of the phase that we're at right now and you'll get at the end of the presentation we'll give you a link that will take you to, it's basically a mini survey page, and then you can indicate on there, hey yeah, I think I might invest and here's the amount of money that I might consider investing when the time comes, okay. So we're not allowed to take any money at this point, on Friday when our campaign page goes live you can go on there, you will see the different amounts that you can invest at and you can place a reservation right on the page at that point. Still, there will be no money transacted at that point, until the campaign goes fully live, which we expect to happen within about a week from now.

Brian Marshall (00:09:48):

So that's basically what this statement is saying. So with regard to communications by an issuer on the site, to gauge interest in the potential securities offering pursuit to the regulation, CF exemption from the registration requirements of the Securities Act, including opportunities to reserve securities as indications of interest in the potential offering, please note that pursuant to regulation crowd funding rule 206, one, that no money or other consideration is being solicited thereby, and if sent in response will not be accepted. Two, no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform. And three, any such offer may be withdrawn or revoked without obligation or commitment of any kind at any time before notice of its acceptance is given after the Form C is filed. And four, an indication of interest is non-binding and involves no obligation or commitment of any kind.

Brian Marshall (00:10:55):

So all that means is, when I send you this Typeform link, if you say, hey, I think I might invest 500. Then if you change your mind and when it actually comes time to invest you decide, no, I can do 150 or I'm not ready yet, then there's no obligation on you and right now to date we cannot accept any funds. So, that's all that means. So just so everyone understands, we're not pressing up on you to commit to any money today or anything like that. This is all about information and letting everyone know what's going on.

Brian Marshall (00:11:29):

All right, so we are going, give me a second here. So I'm going to stop sharing that screen and give me a quick second. Okay. All right, thank you all for bearing with us a little bit there. Okay, so here we are. All right, so at this point we're going to show you all a quick video. This is our new promotional video for

Inahsi, and then we're going to go through the campaign page and give you all the details about this investment opportunity. So share that screen and I'm going to share the sound.

Rhonda Marshall (00:13:10):

Inahsi comes from the Latin word, innasci, which means innate. It means to be born into. So you'll see on our bottles, loving the you that you're born into. And so no matter how your kinks, coils and curls come from your head, we celebrate you, we embrace you. And so Inahsi, that's the foundation of our company, our mission, is that we're loving the you that you're born into. And so we want to convey that message to each and every person who encounters with Inahsi.

Rhonda Marshall (00:13:41):

What sets Inahsi apart from other brands, first of all I am a Chemist. I formulate the products, which is rare. Usually companies will come to me to formulate their products and they will have, they will just market the product. Whereas I formulate the products, we manufacture our products, we don't have a co-packer. My husband, he's also, he has 20 plus years in manufacturing, so he is, he actually helps all the processes and he made them from scratch, just as I made the formulation from scratch.

Brian Marshall (00:14:16):

We compound the products ourselves, meaning we combine the raw materials into the different phases and then we heat the raw materials as required. So we have kettles, we have a mixer, we then combine the different phases of the product, we mix it and then we do all the filling, capping, the labeling, and then we package the product and send it to our fulfillment team to fulfill all of our orders. Last year we grew by more than double. Part of it was because of the global pandemic and because we're an eCommerce business, and the other part is just because people are looking for products like ours, both in the United States and all over the world. Most of the world people do have naturally curly hair, and because we have a solution for them that they're able to use for their hair and that's a quality product, we've seen a lot of demand increase for Inahsi Naturals.

Rhonda Marshall (00:15:13):

We bring clarity to confused curls. So what that means is that we do that through quality products, quality education, and quality service. In the beauty industry there's a standard of beauty that long, straight, flowing hair is the standard of beauty. Anything outside of that is deemed unprofessional, is deemed not beauty, or unattractive. And so there are people all around the world who say, "You know what, that standard, we're not buying it anymore. We're not relaxing our hair, we're not putting chemicals in our hair, we're not straightening our hair. We're not doing anything that's going to cause for our hair to be straight. But we're going to embrace our curls." Invest in us so that we can spread the message of loving the you that you're born into all around the world.

Brian Marshall (00:16:05):

All right. So that's kind of, in a nutshell, most of you all, you either kind of know us personally or you're customers, so a lot of those things you may know. But just in terms of just the kind of the behind the scenes and how the business runs. This is really new for everybody, so we definitely want you to see just how things are done and just understand everything about our business. So we're going to go ahead and start running through the campaign page. So when you go to, you can see Republic, this is their website. So Republic.co. The Inahsi page is, like we said, it's not live yet, we expect it to be up on Friday where you can at least put in a reservation. And then some of these details here to the right of the video will be

filled in, in terms of how much is raised, it will probably say reservations, how many people have made reservations. And then some of the deal terms and things like that, some of that will be filled out over here.

Brian Marshall (00:17:12):

So the way this page is set up, and you can look at even other campaigns on Republic, you can kind of see what's out there, and they all follow the same format. So we're going to go ahead and start running through and Rhonda will go ahead and start and then we'll run through the page.

Rhonda Marshall (00:17:29):

Okay, so just some highlights about us. Many of you may know we were selected as the best emerging brand on naturally curly dot com for their editors choice award in 2017. Our revenue last year was 541K, and so that was, happy excited about that. 118% year over year revenue increase in 2020 and the projected total addressable global market is 102 billion by 2024. We are EU compliant, product line and independent wholesale customers we have in 18 countries and growing, and we have been profitable for three years.

Rhonda Marshall (00:18:19):

The problem that we solve at Inahsi is that women all around the world and of course, we know men too, but women all around the world are no longer straightening their hair. They're embracing their curls. And the only thing is that with curly textured hair you have such problems like dryness, breakage, frizz. And also you want products that are, that have clean ingredients. And so even though we have that, even though we know that there are tons of, now anyway, there are tons of brands out there who address curly textured hair, but at the same time they're still a vacuum in as to the products that work for your hair as well as the education piece. And so we at Inahsi, we provide the solution, we provide the solution to the problem.

Rhonda Marshall (00:19:15):

And so of course our products, we address that. So we bring quality products, our products moisturize, and you guys have used our products, some may have not, but they moisturize, define your curls, they eliminate frizz, they improve the overall scalp health. And we also definitely education wise, if you've been on my IG lives, I'm a chemist and I'm certified science teacher, so I'm all big about education and that's something really that we provide. As quality products, of course, we provide quality education and quality service.

Rhonda Marshall (00:19:51):

And our philosophy is you without compromise. So we're very passionate about making those quality products and allowing you to embrace your natural hair texture. And so the product of course, our product in and of itself, world class, we are EU compliant, and many of you, I don't know if you know what that really entails its the gold star standard of beauty when it comes to formulation in cosmetics. So our products have been vetted and tested. They control fizz, they help with manageability, and with detangling. All the things that we as curly girls and guys struggle with. And they promote overall healthy hair, which is something that we really want.

Rhonda Marshall (00:20:35):

And so these here, of course we came out, we have three new products. You guys have them, if you have not had them, need to pick you up some, but those are our three new products. But ultimately our products are cruelty free, we have vegan options, and we do not promote or use any ingredients that have been tested on animals. And our traction, as I stated before, we have 118% year over year growth in 2020, and that was fueled by online sales and we are an eCommerce brand. We do have five star reviews, if you check out our website, there are consistent five star reviews for our product, even for our new as well as our existing products. And we have a growing international community. Definitely we are picking up speed and as you can see with this chart here, we are steadily growing. 2021 we are estimating we are looking to hit a million, and then from there, go up from there all the way to 2025, go to over 20 million, that's our projected, what we're projecting.

Rhonda Marshall (00:21:48):

And we have been on, been in various publications and many of you know we have been on three seasons of Blackish. We were on Blackish, and then also Coming to America, we were used on there as well. So we've been in Vogue, on the set, we've been on the set of those TV shows, Vogue, Naturally Curly, Beauty Independent, Byrdie, Ebony, and Well and Good. And this is a clip of the interview that I did with celebrity hair stylist Carla Farmer, she's the head of hair for Coming to America.

Carla Farmer (00:22:27):

In my day we did a lot relaxers, so you had to do deep conditioners, you had to do cellophane's, you know, there were things you had to do to make those chemicals act right. And now we're blessed enough to not be so dependent on those types of chemicals and we want to wear our natural hair. Find those products that do more than one thing like your products do. They're exceptional and I mean the cast loved your products. Like the body butter that you can use on your body and your hair. The mint, the mint shampoo and conditioner was the number one hit. Your products worked perfectly, we really utilized your products and they were awesome. I mean first rate.

Rhonda Marshall (00:23:27):

Okay, so you know I was head over heels for that, over the moon. Carla, I love Carla. So our products definitely are beloved not only by our customers here in the US, but also worldwide. So we are, so countries that our products have been, are in, sold in, are Germany, Kuwait, Dubai. Other target market trends toward millennial women looking to master their curls and the help to make them the most healthiest way possible. We have 58% of our customers are 25 to 44 age range, and our average order value is $64 current year to date, and our returning customer rate is 38.5% and rising as of June 2021. And these here are some videos of our customers who have used the products. Okay, so you'll see, it's just these are from different, from other countries so that's Serpil from Germany. And this is Fatma in Dubai, curls fusion, so she's used products. And then this is Ascia, in Kuwait [foreign language 00:25:03]... use the products. And then up here, that's Hime in the US using our products.

Brian Marshall (00:25:19):

Okay, so, now we're going to kind of talk about the business model and just really how the business works, how we make money. One thing I wanted to do is, I'm going to backtrack just a little bit and talk about a few things. The first thing is just to show you here on the right, kind of how this page works. So you see here, these are the different levels of investment, so our investment starts at $150, so you can start at that level if that's what you're comfortable with. If you're comfortable with a higher investment, we have different levels. And then there are different perks associated with each level of investment

here. So again, this will be ready probably on Friday and you can make a reservation at that point, and then when the page is live you can invest at these different levels.

Brian Marshall (00:26:11):

The other thing I wanted to kind of highlight, okay someone said they can't see the levels. So we'll maybe do something separate and talk about that. Something else we wanted to highlight is, we're talking about our traction and kind of the revenue and sales. So really you can't tell from the chart, but in 2019, so when we say 2020, 118% year over year revenue, so that means we grew by more than double compared to 2019. So in 2019 we were just over 250,000 in revenue, 2020, 541,000. So we're projecting a million for this year and then projecting up to five million for next year. And some of the reasons we're projecting those kind of numbers is just because of the growth we're experiencing, the EU compliance, we're able to go ahead and work now with much larger distributors. Also, note the fact that in 2019 we, this is a small business, so Rhonda and I pretty much manage everything. Right now we are bringing in help, we have people coming in to help us now, but in 2019 we were working full time and Inahsi was still something we were more or less doing nights and weekends. So in 2019 we generated over 250,000 in revenue with Inahsi basically as a side business. And so now with us focusing all of our attention, it's kind of showing what we can do when we're full time working with Inahsi.

Brian Marshall (00:27:56):

Okay, so we're going to come down the business model. Okay, so one of the things that happened is, as far as our business in 2020 everybody what we've been going through with the pandemic and a lot of businesses and brands that were maybe a Target or Walmart or maybe stores like Sally Beauty, everybody had to figure out how to pivot in order to kind of maintain their sales. And what they all did was they attempted to pivot to be more of an online eCommerce type of business. For us our business was born as an eCommerce business, so we just kind of continued as usual and that was one of the reasons we saw so much increase in sales and is likely we could've seen more but the other thing that happened last year is we just had so many issues with being able to get different materials and get containers. Some of you lived through us putting shampoo in jars for a brief time because we couldn't get bottles because everyone was using bottles to make hand sanitizers.

Brian Marshall (00:29:03):

So when you look at some of these statistics, for 2020 80% of our sales were here in the US, direct to consumers. 20% were international. Those numbers for this year are probably shifting a little bit, I mean they're growing in terms of the revenue, but even the split, we might even have more in international sales. 95% of our US sales are direct to consumer, so mostly here in the US, most of our sales are direct to consumers, not as much wholesale. We're not in any stores, as many of you know, retail is not our focus, our focus is servicing our customers directly.

Brian Marshall (00:29:46):

So now due to EU compliance this is what I just spoke of, the growth that we're projecting for this year and beyond is largely due to the fact that we're EU compliant and we're also working on registration in Kuwait which is going to allow us to grow the business in that region of the world as well. We've been profitable since 2018 and in 2020 our gross margin was 54.3%, which I think if you compare to other businesses is pretty high as far as gross margin. And that's common in the beauty industry because this is really a capital intensive industry, we have to spend a lot of money on marketing and things like that. So having those healthy margins really helps.

Brian Marshall (00:30:40):

One of the things that we're looking to see as we scale is that our raw materials cost, things we buy on a per pound basis or per kilogram, that's going to come down because we'll be able to purchase in much larger quantities. And so you understand that when you can buy in bulk you get a better price per pound or per kilogram, whatever your unit of measure is.

Brian Marshall (00:31:08):

When we look at the market we've kind of been talking about our international sales a lot and we really are poised to grow with international trends. Again, we've been talking a lot about the EU compliance and you can kind of see just a quick graph of really here, all through Europe, we have a lot of relationships. We sell in the UK, the Netherlands, Germany, number of countries. I know it's really small on this map, but here kind of for the middle east is Kuwait and Qatar, United Arab Emirates. We also sell in India, Australia is here, so Jennifer here you are. So we have customer's over here in Sydney, we have some in Perth as well. And then so on the continent of Africa right now we have one long term customer in Angola, and that's a market we're looking to get into as well. South Africa, Ghana, Nigeria, Kenya, we'd love to get into those countries. So, that's probably something that'll happen next year.

Brian Marshall (00:32:23):

As far as competition, so really for us when it comes to the competition, you all know there are a lot of brands out there and those of you on the call who are our customers, you all are buying multiple brands. It's not like you're going to buy only Inahsi products because everyone is trying different things and they have their own mix of what they like. And so for us it's really about being able to educate our consumers and customers about our products and then just healthy hair as well. So Rhonda does a good job of that when she goes on the lives and you all see her pretty much every Friday. We have what we feel is a really strong community and we have some other things in store for you all as far as that's concerned. When we look at the competitor landscape, and I'm not going to try to read this chart because it's really kind of small, but basically what we're saying is our objectives are to really service our customers directly and we'll still, as far as marketing, focus on social media. That's where we've met all of you and so that's where our focus will be.

Brian Marshall (00:33:39):

As far as the vision, so again, we're a brand that is poised for growth. Right now if you look in this industry, some of you probably are familiar with some of the other brands that have been raising money this year. There's a brand out there that is actually crowdfunding right now and they've raised about five million dollars over the last probably two months. And then there's another brand who raised a nine figure investment, now that's with a different type of investment than crowdfunding, but they got a really huge investment in their business, and both of these are really relatively small or indie brands. A little bit bigger than us but not L'Oreal or some of those big brands like that. And so we're kind of in the right place at the right time and with the right type of investment and partners and the capital for expansion we can really grow and serve you all better and just grow our business.

Brian Marshall (00:34:49):

And so when you look at what we're raising the money for, how much we intend to raise, how we intend to use the funds. So with this campaign, this is our first time ever seeking any kind of investment. We are the only owners of the business, so right now we don't have a lot of investors who have a piece of our business, you all will be the first investors in our business. And so we're looking to raise 550,000

with this campaign at a pre-money valuation of 3.45 million. Okay, so all that means is basically the valuation that we're assigning to our business before we raise any money is 3.45 million, and then we understand the growth prospects after that once we can invest the money we raise and scale the business.

Brian Marshall (00:35:47):

Okay, and then this chart just kind of shows you how we expect to use the funds. So really again, we talk about how we spend a lot of money on marketing and just communicating with our customers. So we want to maintain that. We're going to be bringing in help in terms of managing the business, so that's where the personnel money goes. The working capital is just the day to day operations and like we talked about, being able to purchase the raw materials in larger quantities so we can get better pricing. And then as far as the equipment in our factory, that's the smaller chunk, really kind of just maintain what we're doing or maybe add a few pieces. One of the reasons that's smaller is because we've actually already been approved for some financing on what's going to be a huge equipment upgrade for us, so we'll have an automated production line that'll be installed at the end of August.

Brian Marshall (00:36:45):

And so what that really means for you all as potential investors, but also as customers is the biggest struggle we tend to have is just maintaining inventory. And so we talked to you all, all the time, we know how it feels when you go on there and kind of your favorite product, that thing you're looking for is not in stock, this is going to help us between having the capital for the working capital to keep the raw materials in stock, and then having the production capacity to maintain inventory of the products, we're expecting our inventory issues to really improve dramatically.

Brian Marshall (00:37:26):

Okay, so that's really kind of the end of all the kind of stats and info about the business. The rest of this page just talks about us as the founders, so we believe this whole heartedly, teamwork makes the dream work. So this is some info about Rhonda and her background, and many of you if you've come to the lives, you've heard her talk about most of this. And then myself, here's info on me, I like to stay behind the scenes, so you don't see me as much. Enjoy that picture because that's going to be about it for a while. And then there's more about it here.

Brian Marshall (00:38:08):

When the campaign goes live you can come here, here's a lot of our press mentions that Rhonda kind of talked about. So here's the article that was published Ebony, this is the one from Beauty Independent here in the middle, there was another one in MadameNoire, and then here are these others, that's the Well and Good article there. And then, oh the Vogue article is here, we were mentioned in Vogue, and there's Coming to America story and there's Byrdie. And so when the campaign goes live, when you've got those questions that you want answers to, all of those questions need to be directed through this portal called Republic.co. And here in the discussion section you all can put any questions you want to place here and then we will respond to you directly regarding those questions so that all the communication is just kind of tracked because the SEC is very, very strict about what we talk about and how we discuss the terms of this investment opportunity with you all as crowdfunding, as potential investors.

Brian Marshall (00:39:19):

Okay, and so what we want to do right now is I see, [inaudible 00:39:26] for a second. So there's a few questions in there. So yes, this info will be on the Republic site, as a matter of fact, what you just saw on that screen, that is the Republic site. That's the campaign page, so all of that information is what you see when you go there. And then as far as the revenue goes, so the question here is what will you need to help you reach those revenue goals, new markets, new products. So I'm glad you mentioned that because we just talked about the three new products that were just launched and we didn't go into much detail in this presentation, but we have three more new products that we're planning to come out with right around September time frame of this year, and then there's going to be probably another three products or so in the first quarter of 2022. And then yet another line probably second quarter of 2022. So we're really going to pick up the pace of the product development, there's been quite a few years since we came out with a new product so thank you all for sticking with us all this time. So we're really going to address a lot of the needs we have for styling products for you all as customers.

Brian Marshall (00:40:49):

Are we in retail stores or are there any plans to get in retail stores. So no, we're not in retail stores here in the US, nothing like any big box or mass market. Plans for the future, the way I'd characterize that is we never say never, put it that way. The thing about retail is it can cause us to loose our focus on the direct to consumer business and so for us eCommerce is kind of where it's at and we want to be able to really focus on our customers. But with this investment as we grow and add more resources to help us manage the business, we'll be looking at potential retail opportunities, and it has to be with the right partner. So we won't just be anywhere, but that's a potential outcome once we kind of get the capital we need. Another question, how long will the campaign be open? So the campaign will run anywhere from 90 to 120 days. We'll decide that as we're getting ready to launch it, as we talk with the folks on Republic, but right now it's going to be anywhere from 90 to 120 days in terms of the duration of the campaign.

Brian Marshall (00:42:16):

So what I'm going to do is I'm going to actually share another screen with you all. Okay, give me a second here. Let me get my, I'm going to stop sharing that one and let me kind of get my windows together here. Okay, here we go. There's that. All right, so here, let's do it like this. I'm just going to share these just like this. I've got too many screens, I've got too many gadgets, I'm running my two screen game right here, my dual monitor game. Okay, so we're going to go back here and I'm just going to leave it in this view because it's a little easier. And see if I go to the presentation view, okay, I think y'all can see that. Let me double check. Give me a quick second here. Okay.

Brian Marshall (00:43:42):

All right, so I'm hoping you all can see, oh there's the... excuse us y'all. Here we go. I just want to make sure, okay, yeah, you can see. Okay, so we're going to share that again and then we'll let y'all go momentarily. We are pretty close, all right. So just some commonly asked questions because we want to address kind of the high points as much as we can, and also again, kind of stay within the boundaries of what we're allowed to talk about with regards to the crowdfunding, because like I said, we do have to be careful about just what we say, how we communicate it. So these are kind of the common questions and the answers kind of come directly from the portal, the Republic.co portal. So basically what is crowdfunding. And specifically regulation crowdfunding or you'll see regulation CF, or reg CF, crowdfunding. And so what it does is it enables eligible companies like us to offer sales of securities through crowd funding. All the transactions have to take place online through a SEC registered

intermediary, broker, dealer, or a funding portal. And that's what Republic.co is, its a funding portal. So it has to go through a site like theirs.

Brian Marshall (00:45:29):

Okay, so why become an investor. So basically previously this type of an investment would only have been available to say the wealthiest three percent of the population, that top income earning or wealthy percentage of the population. With Republic and crowdfunding platforms like this anyone can invest in a private start up like ours. So what that just means is our company is not publicly traded on any stock exchange, you can't go buy stock. This is how you can invest in us at an early stage, so when we grow, you grow. And how do you get a return on your investment, okay this investment, what you're purchasing is not a stock, it's called a crowd SAFE, a crowd SAFE. And safe is an acronym and what it means is simple agreement for future equity. Okay, and I'll talk more about that in the next question.

Brian Marshall (00:46:29):

You can make money if the company exits, meaning if we get acquired or if we go public at a price higher than what you paid for it, and so typically that's a key point to understand because most times, really all the time before this type of crowdfunding, none of us who are kind of not in that top one percent or three percent have that kind of access to be able to invest in a company quote-on-quote, at the ground floor, if you've ever heard that terminology. Before they ever went public. But as you learn more about investing you find out that's the best time to get in, before the value of that company really skyrockets and you can no longer afford it. So a quick example is kind of like Amazon, if any of us would've bought stock in Amazon back in the 90s when it was like probably 10 bucks a share, whatever, and at some point I know it got up to probably over a thousand dollars a share at some point. And then even there were investors who invested in Amazon before it even issued stock, those are the people who really made a lot of money.

Brian Marshall (00:47:38):

Okay, so what is a crowd SAFE. Like I said, it's a simple agreement for future equity, it's a contract that represents a financial stake in the company. And so right now what that means is you're not automatically stockholders because we haven't issued any stock yet. The SAFE investments are converted to equity after triggering events. So those events include like we said, an IPO, which is an initial public offering, meaning if we were to go and issue stock on the stock exchange and become a publicly traded company. Or if we were to go through a merger or acquisition, so if Unilever or L'Oreal, one of those companies decided they wanted to purchase Inahsi, then that would trigger your SAFE, your agreement, to be converted to equity and then you could earn a return based on that. And then the final one is in some other cases, a later funding round, and this is the most likely scenario that'll play out with us, that's why it's bolded.

Brian Marshall (00:48:45):

So after this crowdfunding campaign, within the next two years, three years, anywhere probably two to five years, we'll likely need to raise money again. Most of us are avid Shark tank fans an when you see companies come on there, sometimes they're coming on there and they haven't raised money, other times they come on there and they've already been raising money and they're looking for another round of investment. So that's kind of what happens is you scale, you get to a point where you plateau, and then you go and seek investment again. And so if that happens, that'll be an opportunity for us to convert the investments that you make now to equity at that point.

Brian Marshall (00:49:33):

Okay, how much equity will you have in the company. So this is again when I talk about what this instrument is, it's an agreement to provide you future equity stake based on the amount you invested. So all that's saying is they're not going to call it equity right now today because it hasn't been converted yet, but based on what you would invest today, when that converts to equity then that equity will be based on how much you invest.

Brian Marshall (00:50:05):

Okay, so in summary, what I want to emphasize is, think of this as a long term investment. So if you think about it as an investment where I want to invest today and in six months to a year I'm expecting to double my money, that is not what this investment is. This investment is more what I would say is kind dust off your Warren Buffet skills, this is a buy and hold type of investment. Now that doesn't mean that you're going to be holding onto this thing for 10, 15 years, but like we said, in that two to five year time frame. We haven't made any strong plans yet in terms of what's going to happen, and as far as an acquisition, we couldn't plan that anyway, that's not up to us. But this is an investment where you basically want to be able to get in the ground floor for when that type of event might take place.

Brian Marshall (00:51:09):

And so I listed a few examples, if you think about some big companies that were sold at some point. Years ago BET was sold to Viacom, and then more recently in our industry Carol's Daughter was sold to L'Oreal some years ago, that was a big one. And then SheaMoisture, another well known one in our industry that started like us, really small out of someone's house, but was sold to Unilever. And so the question is, if you supported those brands, if you purchased those products, when those companies got bought did you benefit at all, were you able to even have an opportunity. And the answer is no, because this method of investment wasn't even available to them, so they couldn't offer you ownership in their businesses so that if they were acquired then those profits would be shared with their investors who could be their customers. So in our case that's exactly what this does. So if L'Oreal or Unilever or Procter and Gamble comes knocking and says, "Hey, we're interested in Inahsi." And if we're inclined to sell the business or even a portion of it, you can benefit from that as an early stage investor.

Brian Marshall (00:52:29):

So that's basically it, I mean if you have additional questions, give me a second, I'm looking in the Q and A. Is there a circumstance like full funding that will result in closing funding early? So essentially, basically that could happen. So we are, we do have a limit where we're looking to raise 550,000, if we hit that limit before the 90 or 120 day time line then at that point the investment opportunity will be closed. That would be a great problem to have, so we'll see what happens, that would be fantastic. But in the event that it doesn't the campaign will run that full duration of time.

Brian Marshall (00:53:26):

Are there samples available I could share with friends who've got curly hair and get their feedback? Oh, so hey Charles, how are you doing? Former coworker. So anyway, we offer two ounce samples on our website, all the samples are five dollars a piece. So we do that and many of our customers who are on the call now, that's where pretty much everybody started so that they could kind of try out the products and see how they like them. Will there be other campaigns? Potentially, we don't have a timeline for that, so right now this is the only campaign that's planned. It would likely be over a year or more before

we did something like this again, if we did it again. It just all depends on how we're able to really grow with this initial investment, if we ever were to do another campaign to raise money.

Brian Marshall (00:54:28):

Does all the pledge money have to be paid up front or in installments? Okay, so over the course of the 90 days of the campaign you can make multiple investments during that time, as long as the campaign is still going. So let's say we're going for 90 days and we're not hitting that 550 mark, then if you want to invest again, if you want to kind of plan it out over those few months and put in money, then you can do that. Another thing you can do is check, make sure you check Republic.co page because they do talk about different ways that you can invest, like I was looking at the FA, go to the FAQ section, it talks about if you have an IRA or some other investment method that allows you to put money into that over time, and they can answer all those types of questions.

Brian Marshall (00:55:34):

So, okay, and so one thing we should mention too is, and this is another one where we really should direct you to Republic.co. So what I'm going to do is I'm going to pull up, give me a second y'all, let me deal with my technology situation here again. There we go, all right. And so let's go to the Republic page real quick. And let me see that questions again, okay, that was all the money paid pledged, okay, I got that one. Okay. And I'll check the chat in just a second to make sure. Okay, sorry y'all, I am drawing a blank here. All right, so I want to share this screen, share, there we go.

Brian Marshall (00:56:50):

So we're back on the page, so we're just going to go to the home page for Republic. So here, if you go to, here's the FAQ. So can I invest through my LLC trust, IRA, self-directed IRA, yes you can. And they've got the details for how you can do that. So just a lot of questions here for how that works. Can I invest with a check, they don't allow that, I read this one earlier. But again, all of this is managed through the Republic portal. Give me a second. Give me a second y'all, I'm looking for my chat window because I saw a question in there. Yeah, so I just want to stop sharing that, okay. All right.

Brian Marshall (00:58:12):

Please do not sell, be the company that buys or acquires. I wish. We're working on that. Our current valuation, basically it's the 3.45 million that we talked about. Don't sell, that's what Deva did and why they lost people. No, so, you know, that's kind of why we're doing what we're doing, because in order for us to scale we have to get investment, this allows us to maintain control and just keep doing what we've been doing. It allows you all as our customers to participate with us and then we can just keep going the way we've been going. I think for me personally, me and Rhonda talk about this kind of all the time and I think if we, we would consider something like potentially a joint venture with a big company like that where we would still be controlling our business, but maybe we can do a joint type of thing. And I don't even know what that looks like right now, I won't even get into details, but that's kind of where our head is at right now.

Brian Marshall (00:59:23):

Y'all, I keep on, my screen, I just keep on losing stuff. There we go. Told you, I've got too many screens going on. Okay. Yeah, okay, so you know what, I think, oh, one last thing. So, I think there's another one, company grossed 541K, that was actually 2020, what was the company's net after all operational costs? So what you can do, first of all the net was probably, it was over 50,000 from what I remember. What

you can do is when that campaign page goes live, again, I know you couldn't see it that kind of side bar just now where it has the levels of investment. It also has a documents section, the form C, form C is where kind of all the nitty gritty details are going to be located that has to be filed with the SEC. This campaign process is long, our campaign was actually approved back at the, what was it, sometime in April, and we've been working on all the due diligence, the financial review, and paperwork and all the legal stuff since then it's been going on. And we're finally at the end of that and that form C will have detailed financial statements in it and you can look at all of that kind of information that you want to get.

Brian Marshall (01:01:11):

Will you contact us when the portal is open? Absolutely. Everybody on this call we have your contact information and we will definitely contact you, so you'll definitely get an email about that. Give me a second because I'm actually about to send you all, I'm going to put a link in the chat and this is kind of the final thing for our call today, and you're going to get an email with this link also, but I'm going to go ahead and put it in the chat now for those of you who were able to kind of hang with us. Man, we only lost one person, so this has been really, really good.

Brian Marshall (01:01:58):

Are there any perks investors will receive like with other crowdfunding campaigns? Absolutely. Sorry you all couldn't see the perks, I wish I would've put them in the PowerPoint so I could show them to you, but each level of investment gives perks. Just like crowdfunding campaigns do, the higher the investment, the better the perks. But even at that lowest level of investment you will get a promo code to get either free, is it some free products at the lowest level.

Rhonda Marshall (01:02:28):

Right, you get free two ounce.

Brian Marshall (01:02:30):

Free two ounce. As a matter of fact we look at it. So we'll kind of look at it and give you an idea. But what will happen is you will definitely get a promo code for some perks, and then those promo codes, for any level the promo codes, those are, all of that is given at the close of the campaign.

Rhonda Marshall (01:02:57):

Right. So you'll send that to...

Brian Marshall (01:02:57):

All right, so I'm going to try to paste some of this in. Okay, Patricia says, "I can see them on the side."

Rhonda Marshall (01:03:03):

Oh, they can see them, okay.

Brian Marshall (01:03:04):

So let me, I'm going to try this again.

Rhonda Marshall (01:03:06):

Y'all can see them.

Brian Marshall (01:03:06):

I'm not sharing the screen. I want to share the screen again just so we can see if you all can see that. All right, so sharing the screen. Now, do you all, try to get my chat window up here, there it is. Okay, so we're sharing the screen right now, can you guys see the bonus perks. Okay good.

Rhonda Marshall (01:03:31):

Okay, you see it. Okay.

Brian Marshall (01:03:33):

All right. So let's go through this real quick. How we doing on time, so it's seven o'clock right now, so right at our time, and then we'll let you all go. Thank you all for hanging with us. So right here, at our opening level of investment, $150, so you get that crowd SAFE, and then here you're going to get a free two ounce shampoo with your purchase at Inahsi.com, the code will be emailed when the round closes. So after that round closes we'll send you the promo code, we're going to have everybody's emails, we know what level everyone invested in, and then you'll get that perk. And then they just go up from there. 250, I think that's pretty much the same perk at 250. When you get to 500...

Rhonda Marshall (01:04:14):

You get the shampoo and conditioner.

Brian Marshall (01:04:19):

Shampoo and conditioner.

Rhonda Marshall (01:04:20):

And then a thousand you get the two ounce wash day collection, so that's three products. Shampoo, conditioner, deep conditioner.

Brian Marshall (01:04:25):

Right. So it just kind of goes up. We tried to keep the perks a little bit universal. Those of you that are long time customers, I mean these are some of your favorites anyway, and then for folks who are new customers or maybe even have straight hair, the shampoo and conditioner is always a safe choice for them. So we give somebody, everyone something to try.

Brian Marshall (01:04:48):

One thing we want to highlight is the way this crowdfunding works, and this detailed stuff you will find out when you go through the portal on Republic to actually invest. The amount that you're allowed to invest in a 12 month period is dependent on your income, so they'll ask you some questions. The maximum you can invest without having to disclose any of your financial information is $2200 per year. So that's why we have a level that's set up right at 2200, for anyone who wants to invest that much but you don't want to give out any of your own financial information. You can invest up to 2200 per year. And then beyond that it just keeps going.

Rhonda Marshall (01:05:34):

Right, and then at the 5000 level you get a Zoom meeting with us and other 5,000 investors. And so along with you get the eight ounce deep conditioner with your purchase. And then at 10,000 it goes up, you get the full size wash day collection and you get a Zoom meeting with us and 10000 investors. And then 25,000 you get wash day collection as well but you also get a Zoom meeting with us, meeting after the round, so this one, the 25000 level, you do get kind of a one on one with us, right. And then at 50000 you get to come tour our place, get a one on one meeting with us, and you get a full size eight ounce wash day collection with your purchase. So that's the levels.

Brian Marshall (01:06:38):

All right, so I mean I think we pretty much kind of covered everything. We really appreciate everybody spending this time with us. We are doing this again on Friday. It's the same meeting, so you don't have to attend both, we wanted to be flexible for everyone's schedule. Okay, so we didn't get any more questions in the Q and A, so I think we covered everything. But man, thank y'all so much. Were you all able to click on that link for the reserve your spot? Again, that link is just going to take you to basically like, it's just a few questions, it's almost like a survey, and it'll just ask you a few questions and then that's it.

Brian Marshall (01:07:22):

Okay. So we see someone raised a hand. Do you have a question? If you could put your question in the chat or in the Q and A, and then we can answer your question. Any more questions?

Rhonda Marshall (01:07:53):

More questions? [inaudible 01:07:59]. Thank you. Thank you Katherine.

Brian Marshall (01:08:05):

All right, all right. All right y'all. I think we're done. Oh wait, let's see, oh, good presentation. Thank y'all.

Rhonda Marshall (01:08:13):

Thank you.

Brian Marshall (01:08:13):

We appreciate that.

Rhonda Marshall (01:08:13):

Appreciate that.

Brian Marshall (01:08:13):

Yes.

Rhonda Marshall (01:08:16):

Yes, so tell as many people, this is the more the merrier. So we do have a presentation on Friday, but ultimately we just need you to share. So we really appreciate each and every one of you and we appreciate you investing and purchasing product from us and just being there, whether it's word of mouth, you have been supportive and so this is our way to help to give back to you and this is our way

to help you just to be with us and on another level. And so in every aspect of our business, and we really, you know, we love our Inahsi fam and it's about you ultimately, and it's about serving and helping you. And not only with your hair but every aspect, we want to be able to be a part of helping you to grow in whatever way that is. So thank you so much.

Brian Marshall (01:09:15):

Yeah, thank you all again. We really appreciate. I did want to share one real quick thing. If you've got any friends or family, anybody that might be interested, please share the news with them. They can come to the meeting on Friday. That invite that you received, you can share that link and then that'll allow them to come on Friday if they wish to, or they could just come back once the page is available, but no investment is too small. So if it's $150, 200, whatever, that is the entire point of this type of campaign.

Brian Marshall (01:09:58):

Something that we didn't talk about but as we close things out, what really kicked off crowdfunding was basically president Obama, when he ran for president in his first campaign and the way he raised money was really new for a political campaign. He raised money by probably hundreds of thousands of people, even more, millions of people, donating small amounts of money. Average donation was probably five dollars.

Rhonda Marshall (01:10:30):

Five dollars, because I remember, yeah, I remember.

Brian Marshall (01:10:33):

And while he was in office one of the things that he did was he approved the jobs act, so that was one of the accomplishments, and the jobs act is what created the opportunity for us to be able to do this type of crowd funding. So like we said before, you couldn't do crowdfunding like this to raise investment for your business, it was just about how crowdfunding like Kickstarter-

Rhonda Marshall (01:10:55):

Kickstarter, yeah.

Brian Marshall (01:10:55):

... Or something like that. So that's what paved the way for this, so my point is, this isn't about someone coming in and writing us a check for $50,000. This is like a lot of these checks for $150, that add up quickly. We really appreciate that. We have a former, a place where we used to make our products in North Carolina and it's kind of like a co-packer but it's more, long story short, we used to make our products in North Carolina when we lived there, and the guy who was like the supervisor for their crew, he always liked our products and we really liked him and he received some of our information, our texts about the crowdfunding, and not only is he wanting to invest, but he's telling all his friends because they love our product. They used to make them, and after we moved here and started making them ourselves again he still buys our products. He actually pays for them now, he buys them from us because he likes them so much. So that's the kind of relationships we want to continue to build and cultivate and we really appreciate you guys.

Brian Marshall (01:12:06):

So thank you all.

Rhonda Marshall (01:12:08):
Thank you. Thank you.

Brian Marshall (01:12:09):
Thank you all for customers, our friends from around the world, Australia and the Netherlands.

Rhonda Marshall (01:12:14):
Australia, thank you. Yes, thank you.

Brian Marshall (01:12:16):
Thank you all for joining us. We really appreciate it and we'll be talking to you all soon. Thank you.

Rhonda Marshall (01:12:23):
Thank you, have a great evening or morning, bye.

Brian Marshall (01:12:23):
Bye everybody.

Rhonda Marshall (00:00:00):

You can tell people that's...

Rhonda Marshall (00:00:00):

(silence)

Rhonda Marshall (00:04:11):

Hello. Welcome. Hey, everybody. Thank you, thank you for joining. Thank you, hello. Hey, hello. Thank you. Thank you, from London. Welcome. Hey. Hey Dwayne, what's up? Hey bro. Hello. Hello. Welcome. Welcome everyone. Hey Garmin, how are you? Well, hello. Hello. So good to see you guys. Thank you, thank you for joining us.

Brian Marshall (00:04:41):

Yes, thank you.

Rhonda Marshall (00:04:41):

We appreciate it. Thank you, thank you. See a lot of people. My aunt's here. Hey.

Brian Marshall (00:04:47):

Hey, what's up everybody? Old friends. Johnny, you made my day. What's up man?

Rhonda Marshall (00:04:55):

Hello y'all.

Brian Marshall (00:04:55):

Oh my goodness.

Rhonda Marshall (00:04:56):

This is awesome. Thank you. Aloha. Aloha from Florida. All right. Hello.

Brian Marshall (00:05:02):

All right, Margo, what's up?

Rhonda Marshall (00:05:04):

Hello. Hello.

Brian Marshall (00:05:06):

Kelly [crosstalk 00:05:06]

Rhonda Marshall (00:05:06):

Hey, Kelly, what's up? What's going on?

Brian Marshall (00:05:07):

Yes.

Rhonda Marshall (00:05:09):

All right. My Inahsi family is in the building.

Brian Marshall (00:05:16):

It's really great to have you guys on with us. We'll give people just a couple minutes to come on here with us and then we're going to get to it. First thing, I'm going to put this link in here now and then we'll do it again later. Our campaign page is actually open for pre-sale right now and we'll discuss the specifics of all of that. So I'm going to put the link in. And this is what we going to present from today, so when we share the screen you'll be seeing the campaign page. And we'll go through it all in detail and then, if anybody wants to make a reservation then you can do that. We'll talk about all those details in just a second. But man, thank you all from London and every place else.

Rhonda Marshall (00:06:05):

Thank you.

Brian Marshall (00:06:06):

Orlando, Florida. We really appreciate you all joining us.

Rhonda Marshall (00:06:07):

Okay.

Brian Marshall (00:06:07):

Okay.

Rhonda Marshall (00:06:07):

All right.

Brian Marshall (00:06:07):

So we're going to go ahead and get started. First thing, give me a quick second because I do this every time. I got to get my technology together. So what we're going to do, I'm going to share the screen real quick. Okay.

Rhonda Marshall (00:06:28):

All right.

Brian Marshall (00:06:39):

All right.

Rhonda Marshall (00:06:39):

Can you guys see that?

Brian Marshall (00:06:40):

I'll share the screen. Okay. So this is just really a quick kind of disclaimer that we have to go through to make sure everyone understands what we're doing with regard to the crowdfunding. Basically I'll summarize it first and then I'll read through it real quick.

Brian Marshall (00:07:04):

For the purposes of this meeting and for our campaign, right now we're in a pre-launch phase, or pre-sale phase, which means that right now today we are not allowed to accept any actual funds. What you can do today is you can reserve, or put in a reservation, and just kind of say you want to express your interest in terms of an investment that you might want to make. And then once the campaign goes fully live then you can actually invest and send us the funds through the Republic portal. That's what'll happen.

Brian Marshall (00:07:41):

So, excuse me, I want to read this real quick it says, "With regard to communications by an issuer on the site to gain interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn of revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after for Form C is filed, and, (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind."

Brian Marshall (00:08:53):

So, like I said, all that means is as of today we are not accepting actual investment. You can put in a reservation for an investment as of today. That's all that basically means. Okay. There we go.

Brian Marshall (00:09:11):

So, what we're going to do now is we're going to go ahead and go through the page, the offering, real quick. The campaign page. So let me make sure I share that. All right. So it's already up I think. Okay. All right. So you're looking at our campaign page. Oh yeah, okay. So the first thing we want to do is we're going to share with you all a quick video. Some of you all, some family, we have family friends on here. We've got some customers on here. And you all know a little bit about our business. We have some on here that don't. So, we got a real quick video that you can watch and it'll give you a quick summary. Let me do one more thing. Excuse me while I stumble through the technology a little bit. Okay. I want to share sound. All right. So we're going to play this quick video and then we want to get right into it.

Rhonda Marshall (00:10:21):

Inahsi comes from the Latin word, innasci, which means innate. It means to be born into. So you'll see on our bottles loving the you that you're born into. And so no matter how your kinks, coils and curls come from your head, we celebrate you, we embrace you. And so, Inahsi, that's the foundation of our company, our mission is that we are loving the you that you're born into. And so, we want to convey that message to each and every person who encounters with Inahsi.

Rhonda Marshall (00:10:51):

What sets Inahsi apart from other brands. First of all, I am a chemist. I formulate the products, which is rare. Usually companies will come to me to formulate their products and they will just market the product. Whereas, I formulate the products, we manufacture our products. We don't have a co-packer. My husband, he has 20 plus years in manufacturing. So he actually helps with all the processes and he made them from scratch. Just as I made the formulations from scratch.

Brian Marshall (00:11:27):

We compound the products ourselves, meaning we combine the raw materials into the different phases. And then we heat the raw materials as required. So we have kettles, we have a mixer. We then combine the different phases of the product. We mix it and then we do all the filling, capping, the labeling. And then we package the product and send it to our fulfillment team to fulfill all of our orders. Last year, we grew by more than double. Part of it was because of the global pandemic and because we're an e-commerce business. And the other part is just because people are looking for products like ours, both in the United States and all over the world. Most of the world, people do have naturally curly hair. And because we have a solution for them that they're able to use for their hair, and that's a quality product, we've seen a lot of demand increase for Inahsi Naturals.

Rhonda Marshall (00:12:24):

We bring clarity to confused curls. So what that means is that we do that through quality products, quality education and quality service. In the beauty industry there is a standard of beauty that long straight flowing hair is the standard of beauty. Anything outside of that is deemed unprofessional, is deemed not beauty or unattractive.

Rhonda Marshall (00:12:46):

And so, there are people all around the world who say, "You know what, that standard, we're not buying it anymore. We're not relaxing our hair. We're not putting chemicals in our hair. We're not straightening our hair. We're not doing anything that's going to cause for our hair to be straight, but we're going to embrace our curls." Invest in us so that we can spread the message of loving the you that you're born into all around the world.

Brian Marshall (00:13:20):

All right. So that's a quick overview for those of you who really didn't know much about us and give you a little bit of behind the scenes. We want to get right into it and go through the campaign page and let you all know exactly what the crowdfunding is all about.

Rhonda Marshall (00:13:39):

All right. So here are some of the highlights from our company. We were selected as best emerging brand by the Editor's Choice Award for naturallycurly.com. And our revenue last year, with did 541K plus in 2020, 118 year over year revenue increase in 2020. Our projected total addressable global market is 102 billion by 2024. And we are EU compliant. Our independent wholesale customers are in 18 countries and growing. And we have been profitable for three years.

Rhonda Marshall (00:14:18):

The problem that we solved is, the problem is that women find it difficult to find products that reliably perform for their curly hair. So women all around the world are looking for ways to embrace their curls.

And as I said in the video, they've stopped straightening their hair using relaxers, but they're embracing their curls. And the only thing about that is that there is like a vacuum as far as education and as far as products that really work for their hair.

Rhonda Marshall (00:14:49):

And so, we at Inahsi, we provide the solution. And through that we bring clarity to confused curls, that's our number one thing. And so, how do we do that? Our products are moisturizing. They define your curls. They strengthen and repair the hair from damage. Eliminate frizz. And also, we provide education. As many of you... I do the IG lives and so forth. And we have webinars to actually educate the customer not only about the products and the science behind it, but actually how to use the products and how to take care of their hair.

Rhonda Marshall (00:15:27):

And so, that's our philosophy is you without compromise and we do that through quality products. And we want you to embrace your natural you totally from head to toe. And so our products are definitely world-class. We formulate specifically for curly hair textures and as I stated before, they maintain moisture, control frizz. They detangle and they do what they say they're going to do. Our ingredients, they promote overall healthy hair, reduce breakage and promote length retention.

Rhonda Marshall (00:15:59):

And so, these are our new products. If you haven't known, we have our new products out, so those are those there. The building blocks of our products are high quality products. They are cruelty free. We have vegan options and we do not promote or use ingredients that have been tested on animals. And these are some of the ingredients that we have in our products. Also, our traction. We have, as I stated before, 118% year over year growth in 2020. And that was really fueled by online sales. We are an e-commerce business, so definitely it was a great year for us as far as growth. We have five star reviews from all our products, even the new products received consistent five star reviews.

Rhonda Marshall (00:16:50):

And last year we had revenue of 541,000 in revenue during the global pandemic when a lot of businesses were struggling. As you can see here the graph here, in 2019 we were at 250K. Last year we more than doubled, 541K. And then, 2021 this year we expect to hit our million dollar year. And as you can see it goes up from there, we're at 2025 we are expecting to go a little bit above 20 million.

Rhonda Marshall (00:17:28):

And these are our products, we've been featured in so many publications, modern beauty publications. And we've been used on the set of TV shows like Black-ish. As well as films as Coming to America. So these are the publications where we have been featured in, Vogue, Nationally Curly, Beauty Independent Byrdie and so forth. Ebony. And this year I did an interview with celebrity hair stylist, Carla Farmer Jackson, head of hair for Coming to America. And you can hear what she has to say about our products.

Rhonda Marshall (00:18:04):

[inaudible 00:18:04]

Brian Marshall (00:18:04):

All right. So we may have to have you all visit the page separately. We're having a little technical difficulty.

Carla Farmer Jackson (00:18:47):

So dependent on those type of chemicals and-

Brian Marshall (00:18:50):

User error. [inaudible 00:18:51] all right, here we go.

Carla Farmer Jackson (00:18:53):

In my day, we did a lot of relaxers. So you had to do deep conditioners. You had to do cellophane's. There were things you had to do to make those chemicals act right. And now, we're blessed enough to not be so dependent on those type of chemicals. And we want to wear our natural hair. Find those products that do more than one thing like your products do. You know, like they're exceptional. And the cast loved your products. Like the body butter that you can use on your body and your hair. And [crosstalk 00:19:35] the mint shampoo and conditioner was the number one hit. Your products worked perfectly. We really utilized your products. And they were awesome. I mean, first rate. In my day we did a...

Rhonda Marshall (00:19:53):

Okay, so that was Carla. Of course, I was all blushing and everything. So that was just like the highest compliment to get from a celebrity stylist that the cast and her loved the products. Our customers, we have beloved customers all around the world. Our products are sold in countries including Germany, Kuwait, Dubai. You'll see in the videos below. Our target market trends toward millennial women looking to master their curls in the healthiest, most effective way possible.

Rhonda Marshall (00:20:26):

We have 58% of our customers are from the ages of 25 to 44. And our average order value is $65 year to date. And our returning customer rate is 38.5% and rising as of June 2021. And so, these are a few videos of people who've used our products and loving our products and showing you demonstrations how are products are being used. So we have njb7, that's her Instagram name. This is the U.S. That's Asea, she's here in the U.S. as well. And then we have Himenatural, she's in the U.S. Sari, that's Serpil she's in Germany. And then we have Fatma, Curls Fusion, she's in Dubai. And then Ascia is in Kuwait.

Brian Marshall (00:21:24):

Okay. So I'm going to talk about the business model. Basically our business, Rhonda kind of stated it, born as an e-commerce business. Actually I'm going to backtrack just for a little bit and just look at this graph real quick. What [inaudible 00:21:41] highlight is for our business we've been in business since, technically Rhonda started making these products in 2012. We set up Inahsi in 2014. From 2014 to 2020 this was really basically a side business because we were working full-time. But in 2019 when we did just over 250,000, when we were also working full-time jobs during that time. In 2020 Rhonda started full-time in Inahsi in January and I started in February. And then after that the pandemic happened. And then everything just went from there.

Brian Marshall (00:22:24):

So, just to give you an idea of once we were able to focus on the business completely. We were able to more than double it, and then that's part of how we'll continue as we progress. And then we'll tell you more about that. But if we look at the business model, with e-commerce business we sell very much direct to consumer in the U.S., so 80% of our sales are domestic, 20% are international. And then 95% of U.S. sales are direct to consumers. So most of our sales in the U.S. are direct to consumer. A small amount is wholesale. International is the other way around, it's really all wholesale as far as our international business.

Brian Marshall (00:23:10):

So, what that looks like is we have people who basically, they have their own online, they call them web shops in most other countries. And they sell through their website to their customers in their local markets. So, one thing that we're looking at as far as our growth is we became EU compliant. We worked on that all last year and we completed it in February of 2021 this year. And so, because of that we're able to now work with even larger distributors across the EU and in the UK. So before even though we've been exporting for quite a few yours, it's been in small quantities. And now that we have the registration we can take on much bigger orders. So we anticipate year over year sales growth of 85% in 2021.

Brian Marshall (00:24:01):

So that's basically going to put us at the million. And the international expansion is going to fuel that. We've been profitable since 2018. With a 54.3% gross margin. And we do expect to see some modest increases in our gross margin over the next two or three years. And part of that is that's why we're doing this investment is because it'll allow us to really scale and just things like ordering raw materials in larger quantities and getting better pricing per pound or pricing per kilogram. That's going to help bring costs down on a per unit basis and then help us to increase our profit.

Brian Marshall (00:24:46):

Something else we're going to do is just because of the replenishable nature of our product, we are going to institute a subscription model as well. So we have a number of plans in place that by us being able to raise capital and really grow our team, people who manage the business, we can add a lot of other aspects to help us grow.

Brian Marshall (00:25:10):

So as far as our market is concerned, we're already participating in the global hair care market. We are well positioned to grow along with those market trends. The global market, right now if you look at the global market, it's 102 billion dollar market by 2024. We really participate in kind of a niche in that market, which is we address mostly women with curly textured hair. That's the most of our customer base. And it's still very much an underserved market because a lot of people are looking for products that are targeted toward curly hair texture.

Brian Marshall (00:25:55):

Okay. And then another plan I should bring up to is, we talked about being EU compliant. We completed that earlier this year. We are also working on registration in Kuwait. Our distributor in Kuwait, it's interesting, they started their business really very similar to how we started as a small business. The lady

that started it, she reached out to us. We were her first supplier actually. And it's just grown tremendously from there. And so, once we complete the registration there, they'll be able to greatly increase the amount of business they do with us once that's done. That should be done within another probably month or so.

Brian Marshall (00:26:38):

Okay. And so, as far as competition, what we really focus on... I mean, anybody... We have customers on the call. There are a lot of brands to choose from now. When we started, not as many. There were some established brands, but there are a lot of brands to choose from. For us the focus really on consumer education. So that's why we really like to focus on the direct to consumer business very much. We have a highly diverse customer base, so our products they work across the range of curly hair textures. So from really from even straight hair if you look at our shampoo and conditioners. And then wavy hair texture, I want the looser curl, a tighter curl pattern. We really cover everything.

Brian Marshall (00:27:30):

As far as our vision. Again, we are poised for growth. I'm kind of halfway... Okay. So if you follow kind of what's going on in our industry in this space, there are other Indie Brands. So there are independent brands who are doing similar things to what we're doing now. We had anther brand that just raised about five million dollars also via crowdfunding. They're on a different platform than us. And then there's another brand that completed a nine figure capital raise. So that's in the 100 million range. And that was through an institutional investor, private equity. The point is that this is a hot industry to invest in right now and we feel like we're kind of in the right place at the right time.

Brian Marshall (00:28:26):

We kind of talked about some of our future plans. So here, we'll talk about how we want to use the funds. So, right now we are raising to support our growth and expansion. And how we intend to use the funds, mostly it's going to be a lot on marketing. Our business is kind of capital intensive in that we really have to do a lot of marketing to get in front of our customers. The other 20% will be on personnel so that we can build our team to manage the business as it scales. 30% will go towards working capital. So that includes everything including our production staff. Being able to scale our purchasing of raw materials as I spoke about earlier.

Brian Marshall (00:29:15):

Another 10% goes into equipment in our factory space. And part of the reason why that's a smaller chunk is because we've already invested quite a bit there. We were able to do some equipment financing this year and we have an automated production line coming at the end of August. So, you just saw the video where you saw some of our product people, they're sitting at each station. And they've got semiautomated equipment that they use and it requires a person to operate it. The automated system is going to work much more efficiently and it's going to increase our capacity quite a bit.

Brian Marshall (00:29:57):

And that's pretty much it. Our kind of moto a little bit is teamwork makes the dream work. So as far as the founders, a lot of you know a lot about Rhonda, you can kind of read. I'm not going to go through this word for word, but Rhonda and myself right now we're the core of the team. But we are bringing people in, we're putting pieces in place to get the help that we need. We're working with basically like a

CFO right now who is going to come in and be kind of a part-time CFO to help us manage this investment and all of the changes that we have going forward so that we properly deploy the funds as they come in.

Brian Marshall (00:30:41):

One quick thing, I'm looking at the panel. So we're seeing some questions come in the chat. So someone asked, "Can the presentation be sent electronically after the meeting?" What you can do is, I'm going to put this link in here again. So here's the link for the page. If you follow this link, this is our campaign page, so you can go and visit this page specifically and you'll see all the information there. And you can kind of take your time and read through it. We probably will publish a replay of this meeting. Either this one or the first session that we did that had the same information just to the people that attended or registered. So we will come back and do that.

Brian Marshall (00:31:26):

Okay. So what I'm going to do now is I'm going to pull up... All right, let me go through the perks. Rhonda is helping me remember what I'm [crosstalk 00:31:36] supposed to be doing. All right, so we're going to scroll back up real quick. So the way this works as far as investing on Republic. So Republic is the portal. This is the investment portal where we're allowed to raise funds as a crowdfunding investment. So right now you can kind of see, it says, "Total reserved $500," so we already had someone today who reserved a spot. And they're going to invest $500. Let's see, over here. So this tells you how much we're attempting to raise and the timeframe. And this gives you some details about what happens when you make a reservation.

Brian Marshall (00:32:14):

So, if you go in today and make a reservation there's no funds or anything taken from your account and it won't be taken based on that in the future. What will happen is you'll be notified once the campaign goes fully live. And then you can go ahead and confirm whether you want to still make that investment or not. And we expect it to go live probably within another week or so.

Brian Marshall (00:32:46):

So here's our perks, it's on investment level. So you can go through and you'll see like for instance, it starts at $150. So that's where you can start investing. You'll receive, this is the security, it's called a Crowd SAFE and I'm going to go through that in more detail as soon as I get through talking about the different levels. And then for instance with this one, you'll get a free two ounce shampoo with any purchase at Inahsi.com. So what's going to happen with all these perks is, at the close of the campaign we will send you a promo code that you can then use on our website to claim whatever the perk is for that particular investment level.

Brian Marshall (00:33:27):

So the campaign right now how we've set it up to run is going to go about 90 days. And so, the campaign will close at the end of September, September 30th will be the close date for the campaign. And so here you can see you can reserve at different levels. So it goes from 150 to 250 to 500 and it just progresses from there. And then the perks also progress from there for whatever level you're comfortable with. Okay.

Brian Marshall (00:34:02):

So, what I'm going to do now is I'm going to go through some commonly asked questions. And I do see you all's questions popping up in the chat. So we will address that. So, real quick there's a question, "Are you also getting corporate support?" No. No corporate support. I mean if you want to explain a little bit more what you mean by that. But no, we don't have any other businesses investing in us or no mergers or nothing like that. So we are completely independent.

Rhonda Marshall (00:34:38):

Right.

Brian Marshall (00:34:39):

And so, and that's kind of the whole point for crowdfunding is it basically allows anyone to invest in an independent business like ours. And you grow with us as our business grows.

Brian Marshall (00:35:01):

All right. So, the first commonly asked question is, "What is crowdfunding?" And so, I kind of just talked about that. It enables eligible companies to offer and sell securities through crowdfunding. And then basically all of the crowdfunding has to take place online through a SEC-registered intermediary, broker-dealer or a funding portal. And that's what we're doing, so republic.co is the funding portal.

Brian Marshall (00:35:35):

And then, "Why become an investor?" So basically what something you'll hear a lot if you start kind of researching about crowdfunding is that crowdfunding is democratizing investing. And what they mean by that is kind of what I said earlier. It will allow anyone who wants to invest to invest in our business starting at a lower level of investment. Previously, it was only an accredited investor, the wealthiest 3% of the population that could invest. So what that meant is you had to have a net worth of like a million dollars. Or you had to have 300,000 a year in income to be an accredited investor, and then therefore invest.

Brian Marshall (00:36:19):

What this does, it allows anyone at any income level to invest. So, when you go to the Republic portal and you want to reserve an investment or make an investment with us, they'll ask you some questions. The way crowdfunding works, they will only allow you to invest so much based on your income. So, the way the rules work is you can invest a maximum of $2200 in a 12-month period across one investment or a number of crowdfunding investments. And you can do that without showing any documentation of your income or having to give up any information. If you want to invest more than that, they'll ask you to show them information about your income so that they can kind of regulate how much people are investing.

Brian Marshall (00:37:09):

Okay. So, "How do you get a return on your investment?" When you invest in a crowdfunding campaign on Republic, the security you receive is called a Crowd SAFE. So, SAFE is an acronym and it means Simple Agreement for Future Equity. All right. So, it's not a stock like you would see on the Stock Market. But what this does is, it's an agreement for you to get a future equity stake in our business based on certain triggering events that will happen. And so that's what they're talking be here. So you can make money if the company exits, that means if we're acquired or if we go public, if we do an initial public offering.

Also, you'll see in another slide if we do another raise, then that's also an opportunity for your investment to be converted to equity.

Brian Marshall (00:38:05):

Okay. So I kind of talked about this. So, "What is a Crowd SAFE?" It's a Simple Agreement for Future Equity. It represents a financial stake in a company. It doesn't make you a stock holder today. It gives you equity in the future. And that future is determined by a particular triggering event. So like we said as an IPO, an initial public offering or a merger or acquisition. So if our business gets sold or if it's acquired by a big company in our industry, like Unilever or L'Oreal or something like that, then that would convert your investment in our company into equity and then you could be compensated based on that.

Brian Marshall (00:38:51):

Or in some cases later funding rounds. Which is probably more likely the route would happened with us is if we were to raise money again. And typically that's what happens when you start doing capital raises like this is you raise money, you scale the business to a certain point and then you raise again. And then at that point your investment could be converted to equity.

Brian Marshall (00:39:17):

All right. And so then, how much equity will I have in your company. So essentially, again, it talks about what this SAFE is. The Simple Agreement for Future Equity. That stake is based on the amount you invested. And then once that triggering event happens, then you would earn your return based on how much you invested for that future equity stake.

Brian Marshall (00:39:43):

All right. So, quick summary is, we like to kind of tell people think of this as a long term investment. This is not the type of investment where say you put money in and then maybe you want to double your money in a year. This is going to be a longer term investment than that. And the examples we kind of like to use is when you think about bigger companies that have been acquired in the past.

Brian Marshall (00:40:14):

So like for instance, when BET was sold to Viacom or the companies in our industry like Carol's Daughter was sold to L'Oreal some years back. Or SheaMoisture was sold to Unilever some years back. When those transactions happened, most of us who maybe supported those brands, we weren't able to benefit from them being acquired because you weren't able to invest in those companies.

Brian Marshall (00:40:39):

And so, that's what the crowdfunding allows you to do is to invest in our business now before we scale to a larger level where it would be much more expensive for you to invest. Think about even more recent, well, not so much more recent, but like Amazon. When Amazon came out in the '90s, you could invest, you could get their stock for maybe 30, $40 a share if not that. And at some point it got up to be thousands of dollars for a share. Okay, and so, this allows you to get in so to speak on the ground floor is what that's supposed to do.

Brian Marshall (00:41:15):

And so then, if you have any additional questions you can visit republic.co. They've got a whole section of frequently asked questions there that they give you answers too. Also, now that our page is live, you can visit our page. And we'll go back to that. So if we go all the way down to the bottom of the page. So again, right now we're in the pre-sale phase. But the discussion section I think is already open. So you can ask a question here. And this is where all the communication has to be funneled through. So once we go fully live, even then if you all have questions you may send us an email, we're going to direct you back to this page in the portal. Put your questions here so that everyone can see all communication. It has to be very tightly regulated. The SEC is very strict on what we can say and how we can say it. So all that communication needs to go through the portal.

Brian Marshall (00:42:21):

Okay. So, "What's the projected ROI?" I see that question. Again, that question we really can't answer. It depends on how much our company grows and again, it depends on how much you invest. So that's one of those questions where we can't get too specific. But again, if you kind of look at some of the things that I discussed and then look at the Republic.co [crosstalk 00:42:50]

Rhonda Marshall (00:42:50):

And our Form C as well.

Brian Marshall (00:42:52):

Yeah.

Rhonda Marshall (00:42:52):

That'll give you...

Brian Marshall (00:42:56):

Okay. So, all right. The Form C information, that's something that I should have discussed. And I'll show you where you can find that. The Form C is the documentation that we have to file with the SEC. The Securities and Exchange Commission, in order to crowdfund. So here you see this document section. The Form C has not been filed yet and that's why we're still in a pre-sale status. Once we fully go live, Form C will be here and then you can look at that and you can see some more detailed financial information about our business.

Brian Marshall (00:43:36):

So someone said, "Crowdfunding or investing mean there is a potential return on our investment?" Yes, absolutely. That's exactly it.

Brian Marshall (00:43:44):

"Did crowdfunding by your company in 2014 see a return or triggering event?" We've never done any crowdfunding. So we started the business in 2014, but we never raised any outside money. This is our first time doing any type of raising funds.

Rhonda Marshall (00:44:07):

Right. Mm-hmm (affirmative).

Brian Marshall ([00:44:08](#)):

And so, that's where we are today. Give me a second. So I'm looking at the... Okay, so in the Q&A section we see there's a question, "Is there access to a transcript of this presentation and access to all documentation?" So, this is the link that I posted and then, you can go through this page that we've been presenting and you'll have access to all of this information on the page. This is a public page. This is how our crowdfunding is publicized so that people know that they can invest with us.

Brian Marshall ([00:44:47](#)):

Okay, what are our plans for growth? So, a lot of our plans for growth include really our wholesale business right now. Our international wholesale business is where a lot of the growth lies. We have some other things we're working on. We didn't really want to put everything into the presentation just because we don't want to put all of our plans out there like that. But, for the purposes of discussion, the subscription model is really going to be a big growth model for our business because we have customers that they always want to replenish and it makes it a lot easier for people to replenish the product. So we're going to definitely see some growth from that.

Brian Marshall ([00:45:29](#)):

We are also going to be setting up a private community for our customers. And that's going to launch probably within the next 30 days. And so, that will allow us to have even much more communication directly with our customers. Rhonda goes live pretty much every Friday on Instagram. And so, we've really developed very close kind of communication and relationship with our customers because of that. So the private community is going to help quite a bit with that.

Brian Marshall ([00:46:01](#)):

We will also, when we launch that community, we're going to be hosting that on our own dedicated app. Which is like kind of like our own social network specifically for Inahsi. And so, what that will do is, while we are on Facebook and Instagram, it allows us even better communication with customers because now we don't kind of have to fight for the algorithms of those platforms to be able to communication with everybody.

Brian Marshall ([00:46:32](#)):

So, "What guarantees are behind the SAFE securities?" So for that question I would direct you to the republic portal. I mean, in terms of guarantees, we cannot issue any guarantees. This is an investment and your investment is at risk, so your investment grows with our business. But just like any other investment, if the business fails then you can lose your investment. So that in a nutshell is it. We don't issue any guarantees, but in terms of the legitimacy of the crowdfunding itself, please review the Republic portal for how they kind of vet companies. They have to be approved by the SEC to even host crowdfunding campaigns.

Brian Marshall ([00:47:20](#)):

This industry and the crowdfunding itself is very highly regulated. And then, on the Republic platform they only accept 2 to 3% of the companies that apply to do crowdfunding on their platform. This is not a platform where any business can just roll up and do a crowdfunding campaign, you have to be approved. And so, we've been working through the onboarding process really since March. We were

approved in March, so it takes a long time for them to do the due diligence. They go through all of our financials. They go through everything and they vet the companies.

Rhonda Marshall (00:47:58):

Right. CPAs, lawyers. It's extensive.

Brian Marshall (00:48:02):

Yes. So that's what we can tell you about that.

Brian Marshall (00:48:09):

"Can you be an Inahsi ambassador and an investor in the crowdfunding?" Absolutely. So we welcome your investment and we appreciate that.

Brian Marshall (00:48:18):

And then, "What's the target investment you're looking to receive?" So, right now we are targeting a raise of $550,000 is what we're looking to raise. We can raise, actually based on are rules, we could potentially raise up to five million. But this is our first raise, and that number is really kind of beyond the stage our business is at right now. But that's just the maximum based on the rules of the crowdfunding that any business is allowed to raise. For us the goal right now is going to be $550,000. We think that with be a really good amount for us.

Brian Marshall (00:49:01):

All right. So, that's all of the questions in the Q&A. I'm going to go back to the chat. So I'm kind of going back and forth. As soon as I can find my window. All right. Okay. I think we answered all the Q&A. Any other questions you guys? Anything else that you all would like to know? You all been hanging with us this whole time, so we really appreciate you all taking time out to listen to our pitch. All right, all good, thank you. Thank you.

Rhonda Marshall (00:50:07):

Our business team.

Brian Marshall (00:50:07):

Okay. Okay. Thank you. Thank you. Okay. So, how to communicate with us outside of this meeting. Once again, if have any question related to the campaign and you want to communicate to us, go to the campaign page. We posted the link. I'm going to put the link in the chat again just to make sure. So that's the link. That link will take you directly to this page that is on screen. And then go down all the way to the bottom to the discussion section. And then, like here because I'm logged in it's showing my picture and it's saying I can post any question. When you go to this page you can post a question here and we will respond to your question.

Brian Marshall (00:50:53):

Also, well, that's what I want to do. I'm not going to give you an email because again, if there's questions regarding the campaign, it has to go through here. So that's the best way to reach us.

Rhonda Marshall (00:51:07):

You don't have to sign up. Oh.

Brian Marshall (00:51:13):

Yes.

Rhonda Marshall (00:51:14):

Yes. You do. Yes.

Brian Marshall (00:51:16):

You have to sign up.

Rhonda Marshall (00:51:17):

Yes, you do.

Brian Marshall (00:51:17):

You have to sign up in order to invest through the portal because there are certain information they have to get. So yes, you do need to sign up in order to invest through the portal.

Brian Marshall (00:51:26):

So, the question about our business team. Essentially if you want to... Right now the business team comprises of me and Rhonda. We run the business. You can look at our page and get plenty of detail about the two of us and our experience. That's all posted here in the founder section. So, you can see our experience relevant to our business. Also, once again, that Form C when that gets filed. So I'm going to scroll all the way back up to this document section. So when that goes live the Form C also has detailed information about us as the founders and our kind of background and relevant experience to running the business.

Brian Marshall (00:52:24):

Again, as far as additional team members, that's part of why we're doing the crowdfunding campaign in order to recruit and build our team even further. And so, right now today I did mention it earlier, we do have a CFO coming onboard to work with us. Who is going to help us managing our finances and making sure we manage our funds properly. Setting up a lot of controls in the business. We will be also bringing in an operations team, so to further manage the operations business.

Brian Marshall (00:53:03):

So, we have a lot in store. Again, we will also have a VP of marketing and that's going to be a huge part of our team as we manage the growing international wholesale business. As well as our wholesale business in the United States where we have specific markets that we're going to be targeting for wholesale here.

Brian Marshall (00:53:38):

Okay. "Does an investment have to be one lump sum or can it be multiple transactions? Also, what are the fees associated with the transactions?" The investment, it does not have to be one lump sum. You can have multiple transactions over the course of the campaign. So, the campaign is going to run for 90

days. So over the course of that 90 days if you had an amount in mind and you didn't want to invest that all at once, then you can make multiple transactions over the course of the 90 days. Once the campaign closes, then you're not going to be able to invest beyond that.

Brian Marshall (00:54:27):

Okay. And then, so we have a suggestion is, when you subscribe to the Republic portal make sure you sign up and use the two factor authentication in order to protect your information on the site. So that's good advice to use on any site. Thank you for that.

Brian Marshall (00:54:51):

Okay. And so, some other information. We've got some folks in the chat who are already on Republic and they will ask you for personal information. So, it's a government sanctioned site and they're going to ask for things for tax purposes. So just be prepared for that, but if you go and sign up you will see all the information they ask for. And quite honestly it's the same information that you have to provide to invest in a stock transaction or to even open a bank account. So it should be pretty common.

Brian Marshall (00:55:37):

Okay. Okay. Let me see. I'm going back and forth here. Target investment. "Can you reserve and then change the amount later?"

Rhonda Marshall (00:55:56):

Yes you can.

Brian Marshall (00:55:57):

Yes you can.

Rhonda Marshall (00:55:57):

Yeah.

Brian Marshall (00:55:57):

Yes. The reservation is not binding in any way.

Rhonda Marshall (00:56:02):

Right.

Brian Marshall (00:56:02):

So right now you may be thinking a certain number in your mind. You may say, "Oh, I can do $1000," or, "I can do $500," and then when that particular time comes you may change your mind for whatever reason. You can change that amount at any time before you actually commit the funds when the page goes completely live. Once the campaign goes live and you commit to the actual transaction, then that transaction will stay in force.

Brian Marshall (00:56:47):

All right. Thank you for the invite. This is super exciting. We appreciate you coming.

Rhonda Marshall (00:56:59):

Thank you so much for coming. We appreciate [crosstalk 00:56:59] every one of you.

Brian Marshall (00:56:59):

Thank you. That's our insurance agent. We appreciate it, thank you very much. All right. Okay. So like we said, once again, we really, really appreciate everybody that was able to make it. I think you've got all the information. We probably will send a follow-up email as well just to make sure you have everything. The website is live and ready to take reservations. And man, we really appreciate everyone's support.

Rhonda Marshall (00:57:30):

Yes. And tell your family and friends.

Brian Marshall (00:57:30):

Yes.

Rhonda Marshall (00:57:35):

That's what this is about. It's about a crowd, you know a crowdfunding. So, you may not be able to invest or invest whatever you want, but maybe you have friends. Or maybe just share with your network. So the more the merrier. Basically the more the merrier. So spread the word. You have social platforms, let everybody know. We appreciate it because that's what it's about. And this is our way of just giving back. We thank each and every one of you for investing in our products, but we wanted to take it to the next level and that we wanted you also involved in the other side, the business side. And as we grow, you grow with us. So that is something that we really wanted to do. And we're actually the only hair care brand on Republic right now. So we're the first and only hair care brand that's crowdfunding. And so, we want to make a splash, make our dent. So you guys can help us to do that.

Brian Marshall (00:58:45):

Yeah. And one last thing here, Rhonda just reminded me of this with regard to the crowdfunding. We have had people concerned about, "Well, how much can I invest," or, "I don't know if I can put in X amount of dollars." Crowdfunding is not at all about people writing $10,000, $15,000 checks or what have you. Now, if you're ready to write that check, we'll take it. [crosstalk 00:59:13] however, crowdfunding is really about a lot of people investing at their comfort level and then helping us to grow our campaign.

Brian Marshall (00:59:24):

So, I think it really came about when President Obama, when he ran for his first campaign, they kind of popularized this method of fundraising. He raised a record amount of money with average contributions, something like $5. Really, really small contributions, but a lot of small contributions. That's what really created this whole kind of industry for crowdfunding. And then, while he was in office one of the things he passed was the Jobs Act. And the Jobs Act is what created the laws that allow us to do crowdfunding as a means to raise an investment for our business.

Brian Marshall (01:00:10):

So prior to that taking effect, crowdfunding was just about like you could go on sites like Kickstarter or Indiegogo and the people on there crowdfunding, the companies, they weren't able to crowdfund as an

investment. You were basically giving them a gift and then they would give you... You know, if they started off the business and they're launching a new product you would be one of the first people to get that new product. But you would not get a stake in their business. It wasn't allowed, it wasn't utilized. There was no framework for it. So that's what this method of crowdfunding has allowed us to do and on this platform.

Brian Marshall (01:00:46):
So, it is fairly new for a lot of people. But again, please go to the Republic.co website. Go through all the information that you can. If you have further questions, go to the discussion section on our page and we are happy to answer it.

Brian Marshall (01:01:08):
Okay. All right. Thank you all.

Rhonda Marshall (01:01:10):
Thank you. Thank you.

Brian Marshall (01:01:12):
We appreciate it.

Rhonda Marshall (01:01:12):
Yes. Thank you so much.

Brian Marshall (01:01:15):
Thanks for [crosstalk 01:01:19] taking the time.

Rhonda Marshall (01:01:19):
Thank you. Thank you.

Brian Marshall (01:01:19):
Everybody have a good night.

Rhonda Marshall (01:01:19):
Have a good evening.

Brian Marshall (01:01:21):
Thank you.

Rhonda Marshall (01:01:21):
All right.

Transcript for Video – Ascia (Kuwait)

Today I’m going to show you how I Deep Condition my hair once a week!

Start with freshly cleansed hair.

I’m using the Inahsi Mango Hemp Deep Conditioner (Restorative Hair Masque).

Put a healthy amount of product onto the hair.

Comb it through to make sure it’s evenly distributed.

Section off your hair and create twists to encourage curl clumps.

Place a plastic shower cap on.

I like to use Hot Head to help the Deep Conditioner penetrate the hair.

Leave on for 30 minutes. Wash and Style!

Company Name	Inahsi Naturals

Logo	

Headline	Quality products for naturally curly hair textures that work

Hero Image	

Tags	Minority Founders, Female Founders, Wellness & beauty, Coming soon

Pitch text	

Summary

- Selected Best Emerging Brand 2017 by naturallycurly.com
- $541K+ Revenue in 2020
- 118% YOY Revenue increase in 2020
- Projected total addressable global market of $102B by 2024
- EU Compliant Product Line
- Independent Wholesale Customers in 18 countries and growing
- Profitable for 3 years

Problem

Women find it difficult to find products that reliably perform for curly hair

Women around the world are looking for ways to embrace their naturally curly hair. Many have stopped straightening their hair with heat and harsh chemicals, and need products to support their new lifestyle.

They want products formulated to solve the problems that people with naturally curly textured hair encounter, such as dryness, breakage, and frizz. They also want clean ingredients.

While there are a variety of options available today, not all are able to meet the needs of our customers. Many brands don't address the full range of curly, textured hair types. As such, there is a tremendous vacuum in terms of how to use products to achieve consistent results.

Solution

Quality products for naturally curly hair textures that work

Inahsi Naturals products were formulated to address the needs of naturally curly textured hair.

Our products **moisturize, define curls, strengthen, repair damaged hair, reduce and eliminate frizz, and improve scalp health**.

We also educate our naturally curly hair community so that they know what to use and how to use it to make every day their best hair day.


OUR PHILOSOPHY
You without compromise. This is why we do what we do
We are passionate about making quality hair care products that incorporate natural ingredients, allowing you to fully embrace the naturl you from head to toe.

Product

Inahsi produces world-class products for textured, curly hair

We are passionate about making quality, world class products **formulated specifically for curly, and/or textured hair**.


INAHSI NATURALS
SOOTHING MINT MOISTURIZING CONDITIONER
SOOTHING MINT SULFATE FREE GENTLE CLEANSING SHAMPOO
SOOTHING MINT SULFATE FREE CLARIFYING SHAMPOO
TROPICAL ESCAPE CLEANSING CoWash
ALOE HIBISCUS LEAVE-IN
ROCK YOUR CURLS CURL ENHANCING CREAM
MANGO HEMP RESTORATIVE HAIR MASQUE DEEP CONDITIONER
COCONUT AVOCADO CURL DEFINING CUSTARD NATURAL STYLING GEL
ISLAND BREEZE HAIR & BODY WHIPPED BUTTER
8 oz net wt (226 g)

Our products add and maintain moisture, control frizz, detangle, and improve manageability. We use ingredients that promote length retention, reduce breakage, and promote overall healthy hair.


INAHSI
NATURALS
Loving the You that you were born into
PAMPER MY CURLS
CURL SCULPTING GLAZE
STRONG HOLD GEL
8 oz net wt (226 g)
INAHSI
NATURALS
Loving the You that you were born into
PAMPER MY CURLS
ALL-IN-ONE
LEAVE-IN MOISTURE MIST
8 oz net wt (226 g)
INAHSI
NATURALS
Loving the You that you were born into
PAMPER MY CURLS
HAIR & SCALP
ELIXIR
4 oz net wt (113g)

The building blocks of Inahsi Naturals' products are high quality, plant based or derived ingredients. Inahsi products are also **cruelty-free** and include **vegan options**. Additionally, we **do not promote or use ingredients that have been tested on animals**.



PEPPERMINT



ROSEMARY



LAVENDER



BAOBAB



AVOCADO



ALOE VERA



PUMPKIN SEED OIL



CHAMOMILE



SUNFLOWER SEED OIL

Traction

118% YOY growth in 2020 fueled by online sales

Inahsi has consistently received **5-star reviews** for all of our products and grown an international community. We saw **118% YOY revenue growth** and **$541K+ in revenue in 2020**, during a year where many businesses struggled due to the global pandemic.



Our products have been featured not only on some of the most influential modern beauty publications, but also **used on the set of TV Shows like Black-ish**, and films like **Coming 2 America**.



Your browser does not support HTML5 video.

Traction - Social Proof

Interview with Celebrity Hair Stylist, Carla Farmer-Jackson, Head of Hair for Coming 2 America.

Customers

Beloved by consumers all over the world

Inahsi Naturals is sold in countries all over the world including Germany, Kuwait, Dubai (see videos below). Our target market trends towards millennial women looking to master their curls in the healthiest and most effective way possible. 58% of our customers are in the 25-44 age group with an AOV of $65 in the current YTD. Our Returning Customer Rate is 38.5% and rising (as of June 2021).



njb7nyc: USA   **Aseamae: USA**

Your browser does not support HTML5 video.

Your browser does not support HTML5 video.

Business Model

Anticipating YOY sales growth of 85% in 2021

Born as an ecommerce business, we continue to see strong growth prospects selling direct to consumer (DTC). In 2020, 80% of our sales were domestic and 20% were international; **95% of US sales were DTC via ecommerce.** International business is mainly wholesale sold directly to independent wholesalers and online retailers.



Due to becoming EU compliant, we are now doing business with larger international distributors. We **anticipate YOY sales growth of 85% in 2021** as a result of **international expansion** and an increase in domestic DTC and independent wholesale business.

Profitable since 2018 with a **54.3% Gross Margin in 2020**, we expect to see **modest increases in Gross Margin over the next 2-3 years** as we scale. **Unit cost reduction of raw materials** as a result of higher volume purchases and increased operational efficiency in our facility will both contribute to higher margins.

Additionally, the replenishable nature of our products lends itself well to a subscription model – which is currently in process and will support repeat purchases, further increasing revenue.

Market

Well positioned to grow within the international haircare market

With the global haircare market growing at a healthy pace, Inahsi Naturals products are **well positioned to grow with market trends**.

With the global hair care market projected to be $102B by 2024, our products are present and growing in the fastest growing regions for haircare markets in the world. In particular, we expect **significant market growth in the EU** due to recent EU Compliance.



● Inahsi Naturals
  Global Markets

Additionally, registration in Kuwait is currently in process, which will allow us to meet the increasing demand in GCC countries including the United Arab Emirates and Saudi Arabia.

We are also developing relationships with distributors who serve the largest growing hair care market in the Asia-Pacific region.

Competition

Inahsi's focus on education and community elevates our brand

Inahsi mainly competes with brands that are focused on curly hair. While we believe that the natural haircare market is in a stage of rapid growth, many of the consumers in this market still feel underserved.

As a result, there is room for companies within this space to achieve significant market share – and Inahsi has several competitive advantages.

The first is our **consumer education**, such as our weekly IG live and webinars with experts. The second is our **highly diverse customer base** and our **strong community**. Finally, our products are **EU compliant** and effective for a wide range of hair types, tested and formulated for the highest quality.

COMPETITIVE LANDSCAPE						
	INAHSI NATURALS	CURLSMITH	Bounce Curl	Curl Luxe	INNERSENSE organic beauty	JESSICURL
Target Market	All curly, textured hair types	Mainly Type 3 Curly Hair Types	Mainly Type 3 Curly Hair Types	Type 2 Wavy, Type 3 Curly, Type 4 Kinky-Curly	Clean Beauty	Type 2 Wavy, Type 3 Curly
Basic Objectives	Strong DTC, Independent wholesale, ecommerce focus, international growth.	Mastige strategy, retail presence in Ulta Beauty and ecommerce presence.	Domestic and International Ecommerce Focus	Retail focus	Premium Clients Salon Focus	Looking to gain market share via ecommerce, small boutique presence.
Marketing Strategies	Social Media Influencer Marketing Paid Ads - FB, Google Subscription Model Private Community	Social Media Influencer Marketing Paid Ads - FB, Google	Social Media Influencer Marketing Founder: Influencer Marketing & PR	Social Media Influencer Marketing Some Paid Ads	Social Media Salon Focus Google Paid Ads Social Mission Driven	Social Media Influencer Marketing

Vision

A brand that's poised for growth

So far, 2021 has seen significant investment activity in this space, with investments ranging from a $5M raise via crowdfunding to a 9-figure raise backed by an institutional investor, both by indie brands. The focus on our industry and opportunity for investment has never been greater.

Inahsi Naturals is a brand that is poised for growth. With the right investment partners and capital for expansion, Inahsi can continue to grow over the next few years in a market that shows no signs of slowing down.



Future plans include further expansion of our product line, a subscription purchase option, a private membership community, and other key enhancements that will drive repeat purchases.

Investors

Raising to support equipment upgrades and expansion that will fuel rapid growth

Inahsi is raising to support a period of rapid scaling and expansion regarding our team and production efforts. Reaching our funding goal will allow us to complete the following:



- Equipment upgrades including higher capacity kettles with automated fill line. (Automation already acquired, startup expected Sept 2021)

- Inventory procurement will allow us to reduce COGS with increased volume purchases

- Team expansion including: Production Associates, Finance Manager, Operations Manager, Marketing Team, Planner/Buyer.

- Increase marketing spend to drive more sales with increased brand visibility

Founders

Teamwork makes the dream work

Rhonda Marshall, Co-Founder & CEO

As a Chemist, Educator, and Naturalista, Rhonda Marshall brings atruly unique perspective to the beauty industry. Rhonda saw a clear consumer need and personal passion to take better care of her naturally curly hair. While at Helene Curtis (now Unilever), Rhonda worked on projects developing Suave Shampoos and Conditioners as well as the first Clear Stick for (Degree) Antiperspirant/Deodorant. After earning a Masters Degree in Education, she also worked as a Certified Educator teaching Chemistry and Science at the Secondary level. Rhonda brings her passion for teaching and developing high quality products to Inahsi Naturals, where she continuously educates customers searching for products and answers regarding the care of their naturally curly textured hair.

Brian Marshall, Co-Founder & COO

With over 20 years of experience in Product Development working as an Engineer on cross functional teams, Brian has been a part of many successful new product launches. Throughout his experience, Brian has always worked very closely with his colleagues across the organization including Manufacturing, Supply Chain, and Quality, to ensure the products they developed were launched with the highest level of quality and cost effectiveness. This is the foundation upon which the Inahsi operations have been built.




Team

	Brian Marshall	Co-Founder
	Rhonda Marshall	Co-Founder

Perks

$150
$150 Crowd SAFE Free 2oz Shampoo with your purchase at inahsi.com. Code will be emailed when round closes.

$250
$250 Crowd SAFE Free 2oz Shampoo with your purchase at inahsi.com. Code will be emailed when round closes.

$500
$500 Crowd SAFE Free 2oz Gentle Cleansing Shampoo and Moisturizing Conditioner with your purchase at inahsi.com. Code will be emailed when round closes.

$1,000
$1000 Crowd SAFE Free 2oz Wash Day Collection with your purchase at inahsi.com. Code will be emailed after the round closes.

$2,200
$2200 Crowd SAFE Free 8oz Gentle Cleansing Shampoo and Moisturizing Conditioner with your purchase at inahsi.com. Code will be emailed after the round closes.

$5,000
$5000 Crowd SAFE Free 8oz Mango Restorative Masque with your purchase at inahsi.com. Promo code to be emailed after round closes. Zoom meeting with Founders and other $5000 investors. Meeting to take place after the round closes.

$10,000
$10,000 Crowd SAFE Free 8oz Wash Day Collection with your purchase at inahsi.com. Promo code to be emailed after the round closes. Zoom meeting with Founders and other $10,000 investors. Meeting to take place after the round closes.

$25,000
$25,000 Crowd SAFE Free 8oz Wash Day Collection with your purchase at inahsi.com. Promo code will be emailed after round closes. One on One Zoom Meeting with Founders. Meeting after the round closes.

$50,000
$50,000 Crowd SAFE Free 8oz Wash Day Collection with your next purchase at inahsi.com One on One Meeting with Founders. Meeting after the round closes. Tour of our Headquarters. Tour After the round closes.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.